As filed with the Securities and Exchange Commission on March 6, 2007

Registration No. 333-_______

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM  S-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ZUMA360 SOFTWARE, INC.
(Name of Small Business Issuer in Its Charter)

Delaware	7372	26020212
State of Jurisdiction or Organization	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification No.)

6911 Hayvenhurst Avenue, Suite 101
Van Nuys, California 91406
(323) 654-0886

(Address and Telephone Number of Principal Executive Offices and Principal Place of Business)

Srini Vasan, CEO
Zuma360 Software, Inc.
6911 Hayvenhurst Avenue, Suite 101
Van Nuys, CA 91406
(323) 654-0886

 (Name, Address and Telephone Number of Agent for Service)

Copies of all communications to:

Stephan Jan Meyers, Esq.
100 S. Sunrise Way, Suite A-800
Palm Springs, California 92262
(858) 922-2006

As soon as practicable after the effective date of this Registration Statement

(Approximate Date of Proposed Sale to the Public)

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 (“Securities Act”), check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b2 of the Exchange Act. (Check one):

Large accelerated filer ☐		Accelerated filer ☐

Non-accelerated filer ☐	(Do not check if a smaller reporting company)	Smaller reporting company ☒

CALCULATION OF REGISTRATION FEE

Title of each Class of Security being registered	Amount being Registered	Proposed Maximum Offering Price Per Security(1)	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Units, each consisting of one share of Common Stock, $0.00001 par value, and one Warrant	2,500,000 Units	$2.25	$5,625,000	$221.07

Shares of Common Stock included as part of the Units	2,500,000 Shares	—	—	—(2)

Warrants included as part of the Units(2)	2,500,000 Warrants	—	—	—(2)

Shares of Common Stock issuable upon exercise of the Warrants	2,500,000 Shares	$5.00	$12,500,000	$491.25

Total				$712.32

(1) The proposed maximum offering price per share and the proposed maximum aggregate offering price in the table above are estimated solely for the purpose of calculating the registration fee pursuant to Rule 457 under the Securities Act of 1933, as amended. If our Common Stock never reaches $5.00 per share, none of the Warrants will be exercised, and we will not receive any proceeds therefrom.

(2) No fee pursuant to Rule 457(g).

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold (except pursuant to a transaction exempt from the registration requirements of the Securities Act) until this registration statement filed with the Securities and Exchange Commission is declared effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to completion, dated March 6, 2008

PROSPECTUS

ZUMA360 SOFTWARE, INC

As of November 30, 2007, the date of our audit, and as of January 31, 2008, we had 18,225,814 shares of our Common Stock issued and outstanding.

This Prospectus is for the sale by the Company of up to 2,500,000 Units of our securities. Each Unit consists of one share of Common Stock and one Warrant to purchase one share of our Common Stock at $5.00, which warrant must be exercised within three years from the Effective Date of this registration statement. The Company will receive all of the net proceeds from the sale of the shares, after deducting fees, if any, that may be paid to broker-dealers or finders where permitted by law, and costs related to the offering.

Our Common Stock is not traded on any public market and, although we intend to initiate steps to have our Common Stock quoted on the Over the Counter Bulletin Board maintained by NASD (“OTCBB”) upon the effectiveness of the registration statement of which this prospectus is a part, we may not be successful in such efforts, and our Common Stock may never trade in any market. We have not yet contacted any broker-dealer to request that they apply to have our stock included on the OTCBB.

The Company will sell the Units at a fixed price of $2.25 per Unit until such time, if any, as shares of our Common Stock are quoted on the OTCBB or another market and thereafter at prevailing market prices, or privately negotiated prices.

We are a start up venture that provides real-time 3D animation software, known as the Zuma™ Suite, for interactive advertising, multimedia entertainment, music visualizations, and the gaming market. We have an exclusive source code license to continue the development of, and market, the Zuma Suite. Certain products comprising the Suite are currently available for sale, and others are in beta testing. We require the proceeds from this offering in order to implement our business plan, which chiefly involves completing and marketing all components of the Zuma Suite, as well as ongoing enhancements thereto. If this offering is not fully subscribed, we may not be able to implement our business plan.

Investing in our Common Stock involves a high degree of risk. You should read this entire prospectus carefully, including the section entitled “Risk Factors” beginning on Page 4 which describes certain material risk factors you should consider before investing.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is _________, 2008.

You should rely only on the information contained in this prospectus and in any prospectus supplement we may file after the date of this prospectus. We have not authorized anyone to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We will not make an offer to sell these securities in any jurisdiction where an offer or sale is not permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our securities

INFORMATION NOT REQUIRED IN PROSPECTUS	55

SIGNATURES	59

POWER OF ATTORNEY	60

EXHIBIT INDEX	61

You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with different information. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus.

PROSPECTUS SUMMARY

                The following summary highlights aspects of the offering. This prospectus does not contain all of the information that may be important to you. You should read this entire prospectus carefully, including the “Risk Factors” section and the financial statements, related notes and the other more detailed information appearing elsewhere in this prospectus before making an investment decision.

                Unless otherwise indicated, all references to “we”, “us”, “our”, the “Company” and similar terms, as well as references to the “Registrant” in this prospectus, refer to Zuma360 Software, Inc..

Our Company

We provide a comprehensive suite of state-of-the-art real-time 3D animation software (the “Zuma Suite”) addressed to four main markets: 3D music visualization, 3D-interactive advertising, synchronized 3D multimedia entertainment, and 3D gaming experiences. The various products that comprise the Zuma Suite operate on the Internet and in stand-alone applications, as well as for Location Based Entertainment (LBE). We intend to use a substantial portion of the proceeds of this offering to market and enhance these products, as well as develop new products to add to the Zuma Suite.

We currently maintain an office at 6911 Hayvenhurst Avenue, Suite 101, Van Nuys, California 91406. The telephone number at our principal executive offices is (323) 654-0886. We have established a web site to help in marketing our products (www.zuma360.com). Prospective investors are strongly cautioned that any information appearing on our web site should not be deemed to be a part of this prospectus, and should not be utilized in making a decision to buy our securities.

Recent Activities

We were incorporated in Delaware on April 11, 2007. On November 1, 2007, we acquired an exclusive, worldwide source code master license (the “License”) to the Zuma Suite from 3DMaxMedia Technologies & Healthcare, Inc. (“3DMaxMedia”). Zuma360’s license is perpetual and enables unrestricted access to the source code, object code and any derivative products and furthermore may incorporate any extensions, features, modifications, enhancements, and/or plug-ins at its sole discretion. Our President and CEO, Srini Vasan, owns approximately 74% of the issued and outstanding shares of Common Stock of 3DMaxMedia, as well as approximately 84% of the issued and outstanding shares of Common Stock and options to purchase Common Stock of Zuma360. While a related-party transaction, we believe the purchase price and royalty terms are fair. (See: DESCRIPTION OF BUSINESS-Licenses.) The Board of Directors of 3DMaxMedia believed that separating the business activities related to the Zuma Suite from 3DMaxMedia’s other activities of digital film production and distribution of documentary and docudramas, as well as sourcing, developing, and licensing alternative herbal and anti-aging medicine from Asia, would enhance our access to capital by allowing the financial community to focus on and value our business separately from 3DMaxMedia’s business. In exchange for the License, we agreed to pay 3DMaxMedia a one-time License Fee of $500,000, and an ongoing royalty of 2% of adjusted gross sales up to $2 million, and 1% thereafter. The License Fee is not payable unless and until our cash and cash equivalents exceed $3.5 million and our Current Ratio reaches 4:1. Similarly, the Royalty is not payable unless and until both our EBIDTA (earnings before interest, depreciation, taxes and amortization) is greater than $1 million and our working capital is greater than $2 million.

SUMMARY OF THIS OFFERING

Securities being offered

Up to 2,500,000 Units are being offered for sale by the Company.

Each Unit consists of one share of our Common Stock, par value $0.00001 per share, and one Warrant to purchase one share of our Common Stock for $5.00.

The Warrants may be exercised at any time during the period commencing one hundred and eighty (180) days after the effective date of this offering and ending at the close of business on not later than 5:00 P.M., Eastern time, on April 30,2011 (the “Expiration Date”).

The warrants are subject to an accelerated expiration in the event that the trading price of the Company's common shares trade at US$7.00 or more for 20 consecutive trading days, provided that the resale by the holders of the securities comprising the Units has been registered under the US Securities Act of 1933 (the “1933 Act”). In such an event, the warrant Expiration Date will be reduced to 30 days from the date of issuance of a news release announcing such change to the warrant term.

Holders of Units will be holders of both the Common Stock and the Warrants. The Units will be represented by two separate certificates, one representing a share of our Common Stock and one representing one Warrant. You will not receive a separate certificate for the Units. The Units will trade as a single security, and each Warrant will not detach from the share of Common Stock to which it is attached, until the earlier of 180 days after this Offering becomes effective . Once the Warrants detach, they will trade separately .

Our Common Stock is described in further detail in the section of this prospectus titled “DESCRIPTION OF SECURITIES – Common Stock.”

Offering Price

We will sell the Units at $2.25 per Unit. This price was determined by us arbitrarily.

There is no public market for our Common Stock. We cannot give any assurance that the shares comprising the Units being offered will have a market value, or that they can be resold at the offered price if and when an active secondary market might develop, or that a public market for our securities may be sustained even if developed. The absence of a public market for our stock will make it difficult to sell your shares.

We intend to apply to the NASD over-the-counter bulletin board, through a market maker that is a licensed broker dealer, to allow the trading of our Common Stock upon our becoming a reporting entity under the Securities Exchange Act of 1934. If our Common Stock becomes so traded and a market for the stock develops, the actual price of stock will be determined by prevailing market prices at the time of sale or by private transactions negotiated by

us. The offering price would thus be determined by market factors and our independent decisions.

Number of shares outstanding before the offering	18,225,814 shares of Common Stock issued and outstanding as of November 30, 2007, and January 31, 2008. (Does not include vested but unexercised options)

Number of Options Granted
Options to purchase 3,316,046 shares of Common Stock have been granted, all of which options were granted at an exercise price of $0.05 per share except for 10,000 options granted at a price of $0.10 per share, 10,000 at $0.25 per share, and 15,000 at $0.50 per share. As of January 31, 2008, a total of 1,874,670 options had vested, which includes options exercisable within 60 days thereafter. Rule 240.13d-3(d)(1). No options have been exercised.

Total number of shares of Common Stock outstanding after the offering (if fully subscribed)	20,725,814 shares of Common Stock. (Does not include any options to purchase Common Stock or the Warrants convertible into Common Stock.)

Net Proceeds to the Company
We intend to accomplish this Offering on a “self-underwritten” basis directly through our executive officers, who will not be separately compensated therefor. However, we reserve the right to utilize broker-dealers or finders, where permitted by law, to assist us in locating potential investors, in which case we will pay fees or commissions of up to 10% of the gross offering price for the Units. If all Units are sold utilizing broker-dealers and/or finders, we would be paying commissions of $562,500. Additionally, we estimate that costs of this offering for such items as legal and accounting fees, printing, and SEC registration fees will total approximately $55,000. Thus net proceeds to the Company if this offering is fully subscribed with the use of broker-dealers or finders, where permitted by law, will be $5,007,500.

Use of Proceeds
We will use the proceeds from this offering to launch our Zuma Suite of products (through hiring marketing executives, advertisements, and an increase in our sales force); enhance our current products and develop new products (through R&D expenditures and building our technology infrastructure); for payroll (including executive compensation); and working capital (office equipment, rent, infrastructure facilities, business development and supplies). A summary of our intended use of the proceeds of this offering is set forth in the section of this prospectus titled USE OF PROCEEDS.

Consummation of the offering
We will terminate this offering upon the earlier to occur of (1) one year from the effective date of this prospectus, (2) sale of all the Units being offered, or (3) anytime at our sole discretion if we determine that it is in our best interests to withdraw the offering.

RISK FACTORS

An investment in our Common Stock involves a high degree of risk. You should carefully consider the risks described below and the other information in this prospectus before investing in our Common Stock. If any of the following risks occur, our business, operating results and financial condition could be seriously harmed. Currently, shares of our Common Stock are not publicly traded. In the event that shares of our Common Stock become publicly traded, the trading price of our Common Stock could decline due to any of these risks, and you may lose all or part of your investment.

Risks Associated with Our Financial Condition

Because our auditor has issued a going concern opinion regarding our company, there is an increased risk associated with an investment in our company.

We have no revenues since our inception, which makes it difficult to evaluate whether we will operate profitably. We acquired the software licenses for Zuma suite in November 1, 2007 and had a short financial year. Operating expenses for the period from April 11, 2007 (date of inception) to November 30, 2007, totaled $ 270,068. We have incurred cumulative net losses of $(270,068) since our inception. We have not attained profitable operations and are dependent upon obtaining financing or generating revenue from operations to continue operations for the next twelve months. As of November 30, 2007, we had cash in the amount of $5,766. Our future is dependent upon our ability to obtain financing or upon future profitable operations. We reserve the right to seek additional funds through private placements of our Common Stock and/or through debt financing. Our ability to raise additional financing is unknown. We do not have any formal commitments or arrangements for the advancement or loan of funds. For these reasons, our auditors stated in their report that they have substantial doubt we will be able to continue as a going concern. As a result, there is an increased risk that you could lose the entire amount of your investment in our company.

Because we have a limited operating history, it is difficult to evaluate your investment in our stock.

We are in the development stage of our business and have not yet generated any revenue from developing 3D animation driven products and services. Accordingly, we have no operating history in implementing our new business model upon which an evaluation of the Company and our prospects can be based. Our prospects must be considered in light of the risks, expenses and difficulties frequently encountered by companies in the early stages of a new business enterprise, particularly companies in highly competitive markets. To address these risks, we must, among other things, respond to competitive developments, develop infrastructure to support growth and expansion; obtain long-term sources of financing; establish our marketing, sales and support organizations; and our need to manage expanding operations. We cannot provide any assurances that we will be successful in addressing such risks. If we are unable to sustain profitable operations, investors may lose their entire investment.

Financial Projections

The use of proceeds and project implementation projections, as well as other financial projections contained in this offering document were prepared by the Company in good faith based upon assumptions that the Company believes to be reasonable. No assurance can be given, however, regarding the attainability of the projections or the reliability of the assumptions on which they are based. The projections are subject to the uncertainties inherent in any attempt to predict the results of operations for the Company, especially where new products and services are involved. Certain of the assumptions used will inevitably not materialize and unanticipated events will occur. Therefore, the actual results of operations are likely to vary from the projections and such variations may be material and adverse to the Company.

The projections are included solely to give prospective investors information concerning the Company’s estimates of future operating results based on our assumptions and no assurance can be given that such results will be achieved. The Company reserves the right to conduct its business in a manner different from that set forth in the assumptions as changing circumstances may require.

Offering Proceeds May Not Be Sufficient

Upon completion of this Offering, the Company intends to utilize the net proceeds to continue business operations. The Company’s management will retain broad discretion as to the allocation of a substantial portion of the net proceeds from this offering. While the Company believes that the net proceeds from this Offering will enable the Company to satisfy the Company’s immediate capital requirements and enable it to operate as a going concern, there can be no assurance that all these goals can be achieved, and it is highly likely that there will be a need for additional financing in the future, without which the ability of the Company to operate at the level it has then achieved may be jeopardized. No assurance whatsoever can be given or is made that such additional financing, if and when needed, will be available or that it can be obtained on terms favorable to the Company.

Risks Associated with Our Business

Because we have not established the Zuma360 brand name, and our products and name have little, if any, name recognition, we may be prevented from generating revenues, which will reduce the value of your investment.

Because we are a new company with new products and we have not conducted any significant advertising, there is little or no recognition of our Zuma360 brand name. However, substantially all of the company’s future revenues are expected to be derived from selling 3D tools, providing services and transactions on, and the sale of associated services in real-time 3D animation production services. Accordingly, broad acceptance by customers of the Company’s 3D animation products, technologies and services is critical to the Company’s future success. Further, the company is depending on its being able to successfully obtain major financial commitments from content creators, webmasters, developers, programmers, Online advertisers, and aggregators to utilize the Company’s 3D technologies and 3D animation services. Because our lack of name recognition, potential users of our products or joint venture partners may purchase products other than ours that have brand recognition in the market and we may be unable to generate sufficient revenues to meet our expenses or meet our business plan objectives, which will reduce the value of your investment.

No Operating History

We have not generated any revenue from developing 3D animation driven products and services to date. However, we continue to expect to generate a substantial majority of our future revenue from the development and production of 3D technologies and content. Accordingly, we have no operating history in implementing our new business model upon which an evaluation of the Company and our prospects can be based. Our prospects must be considered in light of the risks, expenses, and difficulties frequently encountered by companies in the early stages of a new business enterprise, particularly companies in highly competitive markets. To address these risks, we must, among other things, respond to competitive developments, continue to attract, retain and motivate qualified persons, and continue to upgrade our technologies. We cannot provide any assurances that we will be successful in addressing such risks.

If we are unable successfully to manage growth, our operations could be adversely affected.

Our progress is expected to require the full utilization of our management, financial and other resources, which to date has occurred with limited working capital. Our ability to manage growth effectively will depend on our ability to utilize the proceeds of this offering, if any, to improve and expand operations, including our financial and management information systems, and to recruit, train and manage sales personnel. There can be no absolute assurance that management will be able to manage growth effectively.

If we do not properly manage the growth of our business, we may experience significant strains on our management and operations and disruptions in our business. Various risks arise when companies and industries grow quickly. If our business or industry grows too quickly, our ability to meet customer demand in a timely and efficient manner could be challenged. We may also experience development or production delays as we seek to meet increased demand for our products. Our failure to properly manage the growth that we or our industry might experience could negatively impact our ability to execute on our operating plan and, accordingly, could have an adverse impact on our business, our cash flow and results of operations, and our reputation with our current or potential customers.

A general economic downturn could result in customers not purchasing our products.

Any decline in the general economy or concern about an imminent decline could delay decisions by prospective customers to make initial evaluations of, or purchases of, our products. Any reduction of or delays in expenditures would harm our business.

Our future growth is largely dependent upon our ability to develop new technologies that achieve market acceptance with acceptable margins.

Our future growth rate depends upon a number of factors, including our ability to: identify emerging technological trends in our target end-markets; develop and maintain competitive products; enhance our current suite of products by adding innovative features that differentiate our products from those of our competitors; and develop, manufacture and bring products to market quickly and cost-effectively. Our ability to develop new products in the 3-D animation space will require substantial technological innovation and requires the investment of significant resources. These development efforts divert resources from our marketing and other potential investments in our businesses, and they may not lead to the development of new technologies or products on a timely basis or that meet the needs of our customers as fully as competitive offerings. In addition, the markets for our products may not develop or grow as we anticipate. The failure of our products to gain market acceptance or their obsolescence due to more attractive offerings by competitors could significantly reduce our revenues and adversely affect our business, operations and financial results.

We will be dependent upon subscription revenue as a source our revenue.

We expect that advertising revenue will be a significant source of revenue in the foreseeable future, although we intend to reduce our dependence on it. Advertising and licensing contracts are often short-term and/or terminable by the advertiser at any time with little notice. Thus, we have no assurance that we will be able to retain our advertising contracts or will successfully obtain new advertising contracts and licensing agreements. Our ability to generate advertising revenue will depend on several factors, including:

The continued development of the Internet as an advertising medium;

The pricing of advertising on other Internet sites;

The amount of traffic;

Pricing pressures, delays and new product launches;

Our ability to achieve, demonstrate and maintain attractive user demographics;

Our ability to develop and retain a skilled advertising sales force.

We must be able to attract and retain qualified personnel to be successful.

Our success continues to depend to a significant extent on our ability to identify, attract, hire, train and retain qualified professional, creative, technical and managerial personnel. Competition for such personnel is intense, and there can be no assurance that we will be successful in identifying, attracting, hiring, training and retaining such personnel in the future. The competition for software developers, quality content creators, 3D animators and modelers, creative personnel and technical directors is especially intense because the software and entertainment markets have significantly expanded over the past several years. If we are unable to hire, assimilate and retain such qualified personnel in the future, such inability would have a material adverse effect on our business, operating results and financial condition. The company also depends on 3rd party contractors and other OEM partners to build additional 3D content using its technologies. There can be no assurance that we will be successful in either attracting and retaining qualified personnel, or creating such partnerships.

We face substantial competition.

The market for Internet-based real-time 3D animation oriented products and services is new, intensely competitive, rapidly evolving and subject to rapid technological change. We expect competition to persist, intensify and increase in the future. Almost all of our current and many of our potential competitors have longer operating histories, larger customer bases and greater name recognition in other businesses and Internet markets, and significantly greater financial, marketing, technical and other resources than we do. In addition, our competitors may be acquired by, receive investments from, or enter into other commercial relationships with larger, better established and better financed companies as use of the Internet and other online services increases. Therefore, certain of our competitors may be able to devote greater resources to marketing and promotional campaigns, adopt more aggressive pricing policies, or devote substantially more resources to developing new and innovative features to their animation products than we can. Increased competition may result in reduced operating margins, loss of market share and diminished value in our brand. There can be no assurance that we will be able to compete successfully against current and future competitors. Further, as a strategic response to changes in the competitive environment, we may, from time to time, make certain pricing, service or marketing decisions or acquisitions that could have a material adverse effect on our business, results of operations and financial condition. New technologies and the expansion of existing technologies may increase the competitive pressures on us by enabling our competitors to offer a lower-cost service.

Barriers to entry are relatively low, and current and new competitors can enter our market at relatively low cost, using commercially available software and royalty free open-source software programs. We also potentially face competition from a number of large Media and entertainment companies that have expertise in developing high-quality 3D content, and in facilitating online interactions. Competitive pressures created by any one of these companies, or by our competitors collectively, could have a material adverse effect on our business, including results of operations and financial condition.

We have no assurance that third party technology licenses will continue to be available

We rely on certain technology that we license from third parties, including software that we integrate and use with our internally developed software. We cannot provide any assurances that these third party technology licenses will continue to be available to us on commercially reasonable terms. The loss of or inability to maintain any of these technology licenses could result in delays in 3D animation production or product shipments until equivalent technology could be identified, licensed and integrated. Any such delays could materially adversely affect our business, operating results and financial condition.

Our software may contain errors that could result in the loss of customers and reputation, adverse publicity, loss of revenues, delays in market acceptance, diversion of development resources and claims against us by customers.

Our software programs may contain errors. Although we conduct testing and quality assurance through a release management process, we may not discover errors until our customers install and use a given product or until the volume of services that a product provides increases. We may experience delays in the scheduled introduction of new and enhanced solutions because of errors. Errors could result in loss of customers and reputation, adverse publicity, loss of revenues, delays in market acceptance, diversion of development and consulting resources and claims against us by customers.

We may incur substantial additional costs related to new product releases

Due to changes in technology, new product announcements, competitive pressures, construction, system design and/or other specifications which may or may not be at the discretion of management, are often difficult to predict. Therefore, we cannot provide any assurances that future software products can be completed within our projections. In case of budget over-runs and additional expansions, we may choose to finance such capital expenditures through the issuance of additional equity or debt securities, by obtaining a credit facility or by some other financing mechanism. If we choose to seek financing for such expenditures, we cannot provide any assurances that such financing will be available on terms reasonably acceptable to us or at all.

Any Capacity Constraints Or System Disruptions Could Have A Material Adverse Effect

Our business relies significantly on Internet technologies and infrastructure. Therefore, the performance and reliability of our Internet sites and network infrastructure will be critical to its ability to attract and retain users, advertisers, merchants and strategic partners. Any system error or failure, or a sudden and significant increase in traffic, may result in the unavailability of sites and significantly delay response times. Individual, sustained or repeated occurrences could result in a loss of potential or existing users, advertisers or strategic partners. In addition, because our advertising revenue is expected to be directly related to the number of advertisements it delivers to users, system interruptions or delays would reduce the number of impressions delivered and thereby reduce its revenue.

Our systems and operations will be vulnerable to interruption or malfunction due to certain events beyond its control, including natural disasters, telecommunications failures and computer hacking. We will also rely on Web browsers and online service providers to provide Internet access to its sites. There can be no assurance that we will be able to expand its network infrastructure, either itself or through use of third-party hosting systems or service providers, on a timely basis sufficient to meet demand. We may also have to build redundant facilities or systems, produce a formal disaster recovery plan and possibly obtain sufficient business interruption insurance to compensate for losses that may occur. Any interruption to its systems or operations could have a material adverse effect on company’s business and its ability to retain users, advertisers and strategic partners. Currently, the company does not have the above-stated plans in place.

Our Networks May Be Vulnerable To Security Risks

The company’s  networks may be vulnerable to unauthorized access, computer hacking, Denial of Services (DOS) type intrusions, computer viruses and other security problems. A user who circumvents security measures could misappropriate proprietary information or cause interruptions or malfunctions in company’s operations. We may be required to expend significant resources to protect against the threat of security breaches or to alleviate problems caused by any breaches. Although it is expected that we will employ industry-standard security measures, these measures may be inadequate.

Risks of International Operations

The Company plans to develop its international businesses in countries like Singapore, China, Indonesia, India, Malaysia, Korea and Japan in a phased manner, although we as a company do not have prior operating history in these countries. The markets in which the Company is expected to undertake international expansion have technology and online industries that are less well developed than in the United States.

There are certain risks inherent in doing business in international markets, such as the following:

Uncertainty of product acceptance by different cultures;

Unforeseen changes in regulatory requirements;

Difficulties in staffing and managing multinational operations;

State-imposed restrictions on the repatriation of funds;

Currency fluctuations;

Difficulties in finding appropriate foreign licensees or joint venture partners;

Potentially adverse tax consequences;

Less stringent and/or narrower intellectual property protection.

There is a risk that these factors will have an adverse effect on our ability successfully to operate internationally and on our results of operations and financial condition.

We may find that any patents we may obtain provide limited protection.

3DMaxMedia has filed a non-provisional patent application on the 3D visualization technology underlying the Zuma Suite of products it has licensed to us. We have no guarantee that the application will be granted or, if awarded, whether it will offer us any meaningful protection from other companies in our business. Furthermore, any patent that we may be granted may be held by a court to infringe on the patents or intellectual property rights of others and subject us to awards for damages Pursuant to the terms and conditions of our License with 3DMaxMedia, we will have ownership of any derivative products we develop from the software licensed to us. However, any patent that we apply for on a derivative product will be based upon the patent held by 3DMaxMedia, and we will be subject to any of its potential limitations. We have not yet completed any new products and have not applied for any patents. Management will from time to time determine whether applying for patent protection is appropriate for our business. Even if we were to apply for and be awarded a patent, our patent may not offer us any meaningful protection.

The market value of our Common Stock may be adversely affected if we are not able to fund our expansion.

If we are unable to generate on our own the necessary funds for the further development and growth of our business, we may be required to seek additional capital. In addition, if our plans or assumptions with respect to our business change or prove to be inaccurate, we may be required to use part or all of the net proceeds of our recent private placements to fund such expenses and/or seek additional capital. This will depend on a number of factors, including, but not limited to: (i) our ability to successfully market our products and services; (ii) the growth and size of the security industry; (iii) the market acceptance of our products and services; and (iv) our ability to manage and sustain the growth of our business. If we need to raise additional capital, it may not be available on acceptable terms, or at all. Our failure to obtain required capital would have a material adverse effect on our business. If we issue additional equity securities in the future, you could experience dilution or a reduction in priority of your securities.

If we do not protect our proprietary technology and intellectual property rights against infringement or misappropriation and defend against third parties assertions that we have infringed on their intellectual property rights, we may lose our competitive advantage, which could impair our ability to grow our revenues.

While we believe that we will have substantial patent protection from the patent that 3DMaxMedia has applied for, there is no guarantee that it will be granted or, if granted, that it will apply to all aspects of the products we are developing and selling. It applies chiefly to musical visualizations, which would not provide protection for certain of our product offerings. As a result, other parties may attempt to copy those aspects of our products or to obtain or use information that is proprietary. The scope of any intellectual property rights that we have is uncertain and is not sufficient to prevent infringement claims against us or claims that we have violated the intellectual property rights of third parties. While we know of no basis for any claims of this type, the existence of and ownership of intellectual property can be difficult to verify and we have not made an exhaustive search of all patent filings. Additionally, most patent applications are kept confidential for twelve to eighteen months, or longer, and we would not be able to be aware of potentially conflicting claims that they make. If any of our proprietary rights are misappropriated or we are forced to defend our intellectual property rights, we will have to incur substantial costs. We may not have the financial resources to prosecute any infringement claims that we may have or defend against any infringement claims that are brought against us, or choose to defend such claims. Even if we do, defending or prosecuting our intellectual property rights will divert valuable working capital and management’s attention from business and operational issues.

If we are unable to retain key personnel, it will have an adverse effect on our business.

Our success depends to a significant extent on the performance of a number of senior management personnel and other key employees, especially our software developers, creative personnel and technical directors. We are dependent upon the services of Srini Vasan and Howard Messer, as well as other third party contractors. We have entered into employment agreements with Messrs. Vasan and Messer. The loss of the services of either person could have a material adverse effect on our business. In particular, Srini Vasan, our President and CEO, was the key person at 3DMaxMedia involved in the creation and development of the Zuma Suite of products. Our inability to retain such a key legacy person with his unique knowledge of our products and services and the technology and programming employed as part of products and services, our failure to transfer his knowledge to current and future personnel, or our inability to attract and retain sufficient numbers of other qualified management personnel would adversely delay and affect our business, products and services and could have a material adverse effect on our business, operating results and financial condition.

Because our management has not agreed to provide their services on a full-time basis, they may not be able or willing to devote a sufficient amount of time to our business operations, causing our business to fail.

Srini Vasan and Howard Messer, our key executive officers of the Company, each have employment agreements with the Company which permit them to participate in other non-competitive part time job ventures. If the demands of our business require the full business time of our management, it is possible that they may not be able to devote sufficient time to the management of our business, as and when needed.

Acquisition And Investment Strategy May Not Be Successful And Could Adversely Affect Its Business

In the future, the company may acquire additional products, technologies or businesses, or enter into joint venture arrangements for the purpose of complementing or expanding our business or we may make investments in a new unrelated businesses, products, services or technologies. There can be no assurance that it will be able to identify suitable acquisition or investment candidates. Even if it does identify suitable candidates, there can be no assurance that it will be able to make such acquisitions or investments on reasonable commercial terms or successfully assimilate personnel, operations, products, services or technologies into its operations. This could disrupt it’s ongoing business, distract the management and employees, increase it’s expenses, including amortization of goodwill, and materially and adversely affect it’s financial condition and results of operations. Furthermore, the incurrence or issuance of debt or equity securities may be attributed to to the company to fund any future acquisitions.

Our Software May Contain Errors Which Could Result In The Loss Of Customers And Reputation, Adverse Publicity, Loss Of Revenues, Delays In Market Acceptance, Diversion of Development Resources And Claims Against Us By Customers.

Our software programs may contain errors. Although we conduct testing and quality assurance through a release management process, we may not discover errors until our customers install and use a given product or until the volume of services that a product provides increases. We may experience delays in the scheduled introduction of new and enhanced solutions because of errors. Errors could result in loss of customers and reputation, adverse publicity, loss of revenues, delays in market acceptance, diversion of development and consulting resources and claims against us by customers.

May Incur Substantial Additional Costs Related To Product releases

Due to changes in technology, new product announcements, competitive pressures, construction, system design and/or other specifications which may or may not be at the discretion of management, are often difficult to predict. Therefore, we cannot provide any assurances that future software products can be completed within our projections. In case of budget over-runs and additional expansions, we may choose to finance such capital expenditures through the issuance of additional equity or debt securities, by obtaining a credit facility or by some other financing mechanism. If we choose to seek financing for such expenditures, we cannot provide any assurances that such financing will be available on terms reasonably acceptable to us or at all.

We do not maintain “key man” life insurance policies on our key personnel.

We do not have “key man” life insurance policies for either Mr. Vasan or Mr. Messer. Even if we were to obtain “key man” insurance for such individuals, of which there can be no assurance, the amount of such policies may not be sufficient to cover losses experienced by us as a result of the loss of any key member of our management team.

The ability of one person to control our business will limit minority shareholders’ ability to influence corporate affairs.

Srini Vasan, our founder, President and CEO, currently owns 16,309,302 or approximately 89.5% of our 18,225,814 issued and outstanding shares of Common Stock. Even if all of the 2,500,000 shares of Common Stock represented by the Units are sold in this offering, he would still own approximately 78.7% of the 20,725,814 shares that would then be issued and outstanding. Because of his stock ownership, he will be in a position to continue to elect our board of directors, decide all matters requiring stockholder approval, and determine our policies. His interests may differ from the interests of other shareholders with respect to the issuance of shares, business transactions with or sales to other companies, selection of officers and directors and other business decisions. The minority shareholders would have no way of overriding his decisions. This level of control may also have an adverse impact on the market value of our shares because he may institute or undertake transactions, policies or programs that result in losses, may not take any steps to increase our visibility in the financial community and/ or may sell sufficient numbers of shares to significantly decrease our price per share.

As a public company, we will incur substantial expenses.

If we are able to have our Common Stock quoted on the Over the Counter Bulletin Board, we will then become subject to the information and reporting requirements of the U.S. securities laws. The U.S. securities laws require, among other things, review, audit, and public reporting of our financial results, business activities, and other matters. Recent SEC regulation, including regulation enacted as a result of the Sarbanes-Oxley Act of 2002, has also substantially increased the accounting, legal, and other costs related to becoming and remaining an SEC reporting company. If we do not have current information about our company available to market makers, they will not be able to trade our stock. The public company costs of preparing and filing annual and quarterly reports, and other information with the SEC and furnishing audited reports to stockholders, will cause our expenses to be higher than they would be if we were privately-held. In addition, we are incurring substantial expenses in connection with the preparation of this Registration Statement. These increased costs may be material and may include the hiring of additional employees and/or the retention of additional advisors and professionals. Our failure to comply with the federal securities laws could result in private or governmental legal action against us and/or our officers and directors, which could have a detrimental effect on our business and finances, the value of our stock, and the ability of stockholders to resell their stock.

We may be exposed to potential risks resulting from new requirements under Section 404 of the Sarbanes-Oxley Act of 2002.

In addition to the costs of compliance with having our shares listed on the OTCBB, there are substantial penalties that could be imposed upon us if we fail to comply with all of regulatory requirements. In particular, under Section 404 of the Sarbanes-Oxley Act of 2002 we will be required, beginning with our fiscal year ending November 30, 2008, to include in our annual report our assessment of the effectiveness of our internal control over financial reporting as of the end of fiscal 2008. Furthermore, our independent registered public accounting firm will be required to attest to whether our assessment of the effectiveness of our internal control over financial reporting is fairly stated in all material respects and separately report on whether it believes we have maintained, in all material respects, effective internal control over financial reporting as of November 30, 2009. We have not yet completed our assessment of the effectiveness of our internal control over financial reporting. We expect to incur additional expenses and diversion of management’s time as a result of performing the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Our management team has had limited experience in public company matters.

Our management team’s experience in managing a public company is limited. Both Messrs. Vasan and Messer were officers and directors of a publicly traded company from 1992 to 1997, which predates such laws as the Sarbanes Oxley Act of 2002. That law imposed extensive legal and regulatory requirements on publicly-traded companies, with which current management does not have experience. Unless we can obtain the services of persons experienced in these areas, then our ability to comply with these requirements will be impaired. We cannot give assurance that our management will be able to implement and effect programs and policies in an effective and timely manner that adequately respond to increased legal, regulatory compliance and reporting requirements imposed by such laws and regulations. Our failure to comply with such laws and regulations could lead to the imposition of fines and penalties and further result in the deterioration of our business.

Risks Related to Our Common Stock

The offering price of the Units in this Offering, one share of Common Stock and a warrant convertible into one share of Common Stock, was not determined by traditional criteria of value.

The offering price of the shares of the Units being offered pursuant to this Prospectus, with each unit consisting of one share of our Common Stock and one warrant convertible into one share of our Common Stock, and the exercise price of those warrants, was arbitrarily established and was not determined by reference to any traditional criteria of value, such as book value, earnings or assets.

If a market for our Common Stock does not develop, shareholders may be unable to sell their shares.

A market for our Common Stock may never develop. We intend to contact an authorized OTC Bulletin Board market-maker for sponsorship of our securities on the OTC Bulletin Board upon the effectiveness of the registration statement of which this prospectus forms a part. However, our shares may never be traded on the bulletin board, or, if traded, a public market may not materialize. If our Common Stock is not traded on the bulletin board or if a public market for our Common Stock does not develop, investors may not be able to re-sell the shares of our Common Stock that they have purchased and may lose all of their investment.

Because we do not expect to pay dividends for the foreseeable future, investors seeking cash dividends should not purchase our Common Stock.

We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future. Our payment of any future dividends will be at the discretion of our board of directors after taking into account various factors, including but not limited to our financial condition, operating results, cash needs, growth plans and the terms of any credit agreements that we may be a party to at the time. Accordingly, investors must rely on sales of their own Common Stock after price appreciation, which may never occur, as the only way to realize their investment. Investors seeking cash dividends should not purchase our Common Stock.

Because we will be subject to the “Penny Stock” rules if our shares are quoted on the over-the-counter bulletin board, the level of trading activity in our stock may be reduced.

Broker-dealer practices in connection with transactions in “penny stocks” are regulated by penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00 (other than securities registered on some national securities exchanges or quoted on NASDAQ). The penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the nature and level of risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and, if the broker-dealer is the sole market maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market, and monthly account statements showing the market value of each penny stock held in the customer’s account. In addition, broker-dealers who sell these securities to persons other than established customers and “accredited investors” must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. Consequently, these requirements may have the effect of reducing the level of trading activity, if any, in the secondary market for a security subject to the penny stock rules, and investors in our Common Stock may find it difficult to sell their shares.

If our shares are quoted on the over-the-counter bulletin board, we will be required to remain current in our filings with the SEC and our securities will not be eligible for quotation if we are not current in our filings with the SEC.

In the event that our shares are quoted on the over-the-counter bulletin board,  we will be required order to remain current in our filings with the SEC in order for shares of our Common Stock to be eligible for quotation on the over-the-counter bulletin board. In the event that we become delinquent in our required filings with the SEC, quotation of our Common Stock will be terminated following a 30 day grace period if we do not make our required filing during that time. If our shares are not eligible for quotation on the over-the-counter bulletin board, investors in our Common Stock may find it difficult to sell their shares.

Any trading market that may develop may be restricted by virtue of state securities “Blue Sky” laws to the extent they prohibit trading absent compliance with individual state laws.

These restrictions may make it difficult or impossible to sell shares in those states. There is no public market for our Common Stock, and there can be no assurance that any public market will develop in the foreseeable future. Transfer of our Common Stock may also be restricted under the securities or securities regulations laws promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our Common Stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the “Blue Sky” laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state “Blue Sky” law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. These restrictions prohibit the secondary trading of our Common Stock. We currently do not intend and may not be able to qualify securities for resale in approximately 17 states that do not offer manual exemptions and require shares to be qualified before they can be resold by our shareholders.

Accordingly, investors should consider the secondary market for our securities to be a limited one. See also “PLAN OF DISTRIBUTION-State Securities-Blue Sky Laws.”

If we issue shares of preferred stock with superior rights to the Common Stock registered in this prospectus, it could result in a decrease in the value of our Common Stock and delay or prevent a change in control of us.

Our board of directors is authorized to issue up to 25,000,000 shares of preferred stock. As of the date of this prospectus, we have not issued any shares of preferred stock and we have no current intention to do so. However, our board of directors has the power to establish the dividend rates, liquidation preferences, voting rights, redemption and conversion terms and privileges with respect to any series of preferred stock. Depending upon the success of this offering, combined with our future financial needs, our board may, in the exercise of its business discretion, determine to issue shares of preferred stock. The issuance of any shares of preferred stock having rights superior to those of the Common Stock may result in a decrease in the value or market price of the Common Stock. Holders of preferred stock may have the right to receive dividends, certain preferences in liquidation and conversion rights. The issuance of preferred stock could, under certain circumstances, have the effect of delaying, deferring or preventing a change in control of us without further vote or action by the stockholders and may adversely affect the voting and other rights of the holders of Common Stock.

Delaware law and our charter may inhibit a takeover

Provisions of Delaware law, such as its business combination statute, may have the effect of delaying, deferring or preventing a change in control of our company, even if such transactions would have significant benefits to our stockholders. As a result, these provisions could limit the price some investors might be willing to pay in the future for shares of our Common Stock. We are subject to the provisions of Section 203 of the Delaware General Corporation Law, which restricts certain business combinations with interested stockholders. The combination of these provisions effectively inhibits a non-negotiated merger or other business combination.

Purchasers of the Units will incur an immediate and substantial dilution.

The purchasers of the Units being offered hereby will furnish virtually all of the Company’s capital and assume practically all of the financial risk, whereas the present Shareholders will receive a substantial majority of the benefits, if any. In addition, the present Shareholders will have substantial potential profits as a result of this Offering, while purchasers of the newly-issued Shares will experience an immediate and substantial percentage dilution in the net tangible book value of their of their Shares. See: “DILUTION.”

Our articles of incorporation provide for indemnification of officers and directors at our expense and limit their liability, which may result in a major cost to us and hurt the interests of our shareholders because corporate resources may be expended for the benefit of officers and/or directors.

Our articles of incorporation and applicable Delaware law provide for the indemnification of our directors, officers, employees, and agents, under certain circumstances, against attorney’s fees and other expenses incurred by them in any litigation to which they become a party arising from their association with or activities on our behalf. We will also bear the expenses of such litigation for any of our directors, officers, employees, or agents, upon such person’s promise to repay us, therefore if it is ultimately determined that any such person shall not have been entitled to indemnification. This indemnification policy could result in substantial expenditures by us, which we will be unable to recoup.

We have been advised that, in the opinion of the SEC, indemnification for liabilities arising under federal securities laws is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against these types of liabilities, other than the payment by us of expenses incurred or paid by a director, officer or controlling person in the successful defense of any action, suit or proceeding, is asserted by a director, officer or controlling person in connection with the securities being registered, we will (unless in the opinion of our counsel, the matter has been settled by controlling precedent) submit to a court of appropriate jurisdiction, the question whether indemnification by us is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue. The legal process relating to this matter if it were to occur is likely to be very costly and may result in us receiving negative publicity, either of which factors is are likely to materially reduce the market and price for our shares, if such a market ever develops.

If a market develops for our shares, sales of our shares relying upon rule 144 may depress prices in that market by a material amount.

All of the currently outstanding shares of our Common Stock are “restricted securities” within the meaning of Rule 144 under the Securities Act of 1933, as amended. As restricted shares, these shares may be resold only pursuant to an effective registration statement or under the requirements of Rule 144 or other applicable exemptions from registration under the Act and as required under applicable state securities laws. Rule 144 provides in essence that a person who has held restricted securities for a prescribed period may, under certain conditions, sell every three months, in brokerage transactions, a number of shares that does not exceed 1.0% of a company’s outstanding Common Stock. The alternative average weekly trading volume during the four calendar weeks prior to the sale is not available to our shareholders being that the OTCBB (if and when listed thereon) is not an “automated quotation system” and, accordingly, market based volume limitations are not available for securities quoted only over the OTCBB. As a result of revisions to Rule 144 which became effective on or about April 29, 1997, there is no limit on the amount of restricted securities that may be sold by a non-affiliate (i.e., a stockholder who has not been an officer, director or control person for at least 90 consecutive days) after the restricted securities have been held by the owner for a period of two years. A sale under Rule 144 or under any other exemption from the Act, if available, or pursuant to registration of shares of Common Stock of present stockholders, may have a depressive effect upon the price of the Common Stock in any market that may develop. The Securities and Exchange Commission has proposed reducing the holding periods required for sales under Rule 144 by one half. However, the proposed rule has not been adopted by the Securities and Exchange Commission. We cannot predict whether the proposed rule will be adopted, and if adopted, what its final provisions will be and how it will affect our securities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that involve risks and uncertainties, many of which are beyond our control. Our actual results could differ materially and adversely from those anticipated in such forward-looking statements as a result of certain factors, including those set forth below and elsewhere in this prospectus. Important factors that may cause actual results to differ from projections include, but are not limited to, for example:

•	adverse economic conditions,

•	inability to raise sufficient additional capital to operate our business,

•	unexpected costs, lower than expected sales and revenues, and operating defects,

•	adverse results of any legal proceedings,

•	the volatility of our operating results and financial condition,

•	inability to attract or retain qualified senior management personnel, including sales and marketing, and technical personnel, and

•	other specific risks that may be referred to in this prospectus.

All statements, other than statements of historical facts, included in this prospectus regarding our strategy, future operations, financial position, estimated revenue or losses, projected costs, prospects and plans and objectives of management are forward-looking statements. When used in this prospectus, the words “will,” “may,” “believe,” “anticipate,” “intend,” “estimate,” “expect,” “project,” “plan” and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain such identifying words. All forward-looking statements speak only as of the date of this prospectus. We undertake no obligation to update any forward-looking statements or other information contained herein. Potential investors should not place undue reliance on these forward-looking statements. Although we believe that our plans, intentions and expectations reflected in or suggested by the forward-looking statements in this prospectus are reasonable, we cannot assure potential investors that these plans, intentions or expectations will be achieved. We disclose important factors that could cause our actual results to differ materially from its expectations under “Cautionary Statements” and elsewhere in this prospectus. These cautionary statements qualify all forward-looking statements attributable to us or persons acting on its behalf.

Information regarding market and industry statistics contained in this prospectus is included based on information available to us that we believe is accurate. It is generally based on academic and other publications that are not produced for purposes of securities offerings or economic analysis. We have not reviewed or included data from all sources, and we cannot assure potential investors of the accuracy or completeness of the data included in this prospectus. Forecasts and other forward-looking information obtained from these sources are subject to the same qualifications and the additional uncertainties accompanying any estimates of future market size, revenue and market acceptance of products and services. We have no obligation to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect those statements. See “RISK FACTORS” for a more detailed discussion of uncertainties and risks that may have an impact on future results.

USE OF PROCEEDS

We estimate that, if our offering is fully subscribed, we will receive net proceeds of $5,062,500 from our sale of 2,500,000 Units. This estimate is based on an offering price of $2.25 per Unit, and assumes that we will be able to engage the services of a registered broker-dealer to assist us in selling all of the Units. Additionally, where permitted by law we may seek to use one or more finders to introduce us to persons who might buy our securities. In both situations, we estimate that we would pay selling commissions of no more than 10%, for a maximum selling commission of $562,500 if these persons sold 100% of the Units. However, as of the effective date of this prospectus, we have not engaged any broker-dealer or finder, and if we do, we will file an amendment to this prospectus. While we currently plan that our Executive Officers will sell all of the Units on a “best efforts” basis without the necessity of paying any commission to any third party, for purposes of this disclosure we have presented the worst case scenario. Additionally, we estimate that our direct costs of this offering (SEC filing fees, legal, accounting, printing and miscellaneous expenses) will be $55,000.

The primary purposes of this offering are to obtain additional capital to develop and enhance our products, establish marketing and support infrastructures, develop our website, and provide working capital. The table below represents our best estimate of the allocation of the net proceeds, including the priorities for the use of the proceeds in descending order, based upon our current business plan and assuming that all of the Units are sold.

Gross Proceeds from Offering (after selling commission of 10%)	5,062,500	100%

Offering Expenses	55,000	1.09%
(Legal, Accounting, Filing Fees)

Product development and enhancement	1,207,000	23.84%

Website Development/Marketing/Business Development	1,300,000	25.68%

Working Capital	2,500,000	49.39%

Total	5,062,500	100%

There can be no assurance we will be successful in our efforts to secure investors to invest in our Offering and/or obtain alternative financing. In the event of a shortfall, we may not be able to continue operations with respect to the continued development and marketing of our company and our business plan will be adjusted according to the availability of resources. This may have significant impact on our profitability.

DETERMINATION OF OFFERING PRICE

Since none of our securities are listed or quoted on any exchange or quotation system, the offering price of our Units was unilaterally determined solely by our Board of Directors.

The facts we considered in determining that offering price were:

our financial condition and prospects; \

our limited operating history;

the general condition of the securities market; and

management’s informal prediction of demand for securities such as the Units,

The offering price is not an indication of and is not based upon the actual value of the Company. The offering price bears no relationship to our book value, assets or earnings or any other recognized criteria of value. The offering price should not be regarded as an indicator of the future market price of our securities.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Trading History

There is currently no public or other market for our Common Stock, and we can not guarantee that any such market will develop in the foreseeable future. We intend to engage one or more registered broker-dealers to file an application with the NASD on our behalf so as to be able to quote the shares of our Common Stock on the over-the-counter bulletin board (the “OTCBB”) maintained by the NASD. As of the date of this prospectus, we have not identified any such broker-dealers and are not in negotiations with any. There can be no assurance that any such broker-dealer will ever file such an application.

Our authorized capital stock consists of 75,000,000 shares of Common Stock, with a par value of $0.00001 per share and 25,000,000 shares of preferred stock. As of November 30, 2007, there were 18,225,814 shares of our Common Stock issued and outstanding. No preferred stock has been issued. Our shares are held by fourteen (14) stockholders of record.

Share Purchase Warrants

Prior to this offering, we have not issued and do not have outstanding any warrants to purchase shares of our Common Stock.

Options

The total number of shares of common stock reserved for issuance under the 2007 Stock Option Plan is 5,000,000 shares subject to adjustment in the event of stock split, dividend, recapitalization or other similar capital change. At November 30, 2007 options to purchase 3,316,046 shares of common stock were outstanding. The company adopted the 2007 stock option plan in April 2007 for the grant of options intended to qualify as “incentive stock options” among others and stock option grants may be issued to employees (including officers) and directors of the Company as well as to certain consultants and advisors.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our Common Stock or any rights convertible or exchangeable into shares of our Common Stock. The Warrants that comprise a part of the Units being registered in this prospectus will each be convertible into one share of our Common Stock. We are registering 2,500,000 Warrants.

 DIVIDEND POLICY

We have never declared or paid a cash dividend. At this time, we do not anticipate paying dividends in the future. We are under no legal or contractual obligation to declare or to pay dividends, and the timing and amount of any future cash dividends and distributions is at the discretion of our Board of Directors and will depend, among other things, on our future after-tax earnings, operations, capital requirements, borrowing capacity, financial condition and general business conditions. We plan to retain any earnings for use in the operation of our business and to fund future growth. You should not purchase our Units on the expectation of future dividends.

CAPITALIZATION

The table below sets forth our capitalization as of November 30, 2007, on an actual basis and on a pro forma, as adjusted basis to give effect to the conversion of our outstanding stock options into 3,316,046 shares of Common Stock, the issuance of 2,500,000 Units (the maximum number that may be sold by us in this offering) at an offering price of $2.25 per Unit and after deducting potential broker-dealer underwriting commissions of $0.225 per Unit and deducting estimated offering expenses of approximately $55,000.

You should read this table in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, beginning on page 23 of this prospectus and our consolidated financial statements and the related notes beginning on page F-1 of this prospectus.

	November 30, 2007	Proforma

Cash	$5,766	$5,013,266
Total Assets	$8,266	$5,015,766
Accrued Expenses	$63,750	$63,750
Total Current Liabilities	$75,535	$75,535
Total Shareholders’ equity (deficit)	$(67,269)	$4,940,231
Total Liabilities and Shareholders’ Equity	$8,266	$5,015,766

Maximum Proceeds from the Offering (2,500,000 units @ $2.25)	$5,625,000

Underwriting Commission (10%)	$562,500

Gross proceeds from the Offering	$5,062,500

Estimated Offering expenses	$55,000

Net Proceeds from the Offering	$5,007,500

DILUTION

“Dilution” is the difference between the per-share offering price herein and the net tangible book value of the shares of Common Stock immediately after the close of the Offering. Dilution is due in part to (i) the arbitrary decision by the Company as to the offering price of the Shares being offered; (ii) the book value of the common shares outstanding prior to this Offering being lower than the offering price; and (iii) to a lesser extent the expenses to be incurred by the Company in connection with the sale of its securities as described herein.

Between April 11, 2007 and November 30, 2007, 18,225,814, shares of the Company’s Common Stock, out of a total authorized amount of 75,000,000 shares of Common Stock, were issued to the founders of the Company, Srini Vasan and Howard Messer, as well as numerous independent contractors, advisors, and directors, all for valid non-cash consideration under the Delaware Corporation Law.

Thus, for accounting purposes, the Net Tangible Book Value (“NTBV”) of the Company is zero. This is because the concept of NTBV ignores what are know as “intangible” items, such as intellectual property rights, good will, and specifically the type of contract rights at the heart of this Company: the license agreement with 3DMaxMedia. Thus, for accounting purposes, excluding the intangible value of the license rights, each of the 18,225,814 shares of Common Stock has a NTBV of $0.00 per share.

If all of the Units being offered herein are sold at $2.25 per Unit, and if we ascribe 100% of such consideration to the share being purchased and not to the Warrant, then the new shareholders will suffer substantial dilution. If we ascribed a value to the Warrants, and assumed that the Warrants were exercised at $5.00 per share of Common Stock, the dilution noted below would be even greater. The table that follows with footnotes illustrates the per share dilution assuming the sale of all of the 2,500,000 Units in this Offering:

Net tangible book value per Common Share prior to this offering	$0.00

Offering price per share of Common Stock (1)	$2.25

Net book value per common share after this offering (2)	$0.24

Increase per existing Common Share attributable to new investors	$0.24

Dilution of net book value per Common Share to new investors	$2.01

(1)	Offering price without deduction of any offering expenses.

(2)	A total of 24,041,860 shares of Common Stock will be authorized, issued and outstanding if the Offering is fully subscribed, and the Net Tangible Book Value of the company will be $5,007,500 — the amount of cash raised in the Offering and available to the Company after paying selling commissions of $562,500 and expenses of the offering of $55,000, plus the tangible book value as shown in the audit.

SELECTED FINANCIAL DATA

BALANCE SHEET DATA – As of November 30, 2007

Cash:	$5,766
Total Assets:	$8,266
Accrued Expenses:	$63,750
Total Current Liabilities:	$75,535
Total Shareholders’ equity (deficit):	$(67,269)
Total Liabilities and Shareholders’ Equity:	$8,266

Statement of Operations Data: For the Period from April 11,2007 (inception) Through November 30, 2007

Revenues:	$0
Operating Expenses:	$270,068
Net Loss:	$(270,068)
Basic & diluted earnings per share	$(0.02)
Weighted Average shares	17,411,623

The foregoing summary information is qualified by and should be read in conjunction with our audited financial statements and accompanying footnotes.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Overview

We were incorporated in Delaware in April 2007. We are a development stage company and in the current financial year, we have had limited business operations. For the period from inception through November 30, 2007, the Company has concentrated its efforts on creating an operational business model to insure that it is prepared for the expected growth of business and revenue stream as a result of its successful master licensing of its proprietary software from 3DMaxMedia on November 1, 2007.

 These activities have included, but were not limited to, establishment of an advisory board, election and selection of a group of independent Board of Directors whose collective business experience would add significant strength to the Company’s management team, modifying and enhancing the licensed technology, meeting with potential users of the technology in various market segments and obtain their comments and evaluation of the software, and other pre-market activities.

Management believes that these efforts will assist them in carrying out their business plan and model on a more efficient and profitable basis.

Acquisition of License

On November 1, 2007, we acquired an exclusive, worldwide source code master license (the “License”) to the Zuma Suite from 3DMaxMedia Technologies & Healthcare, Inc. (“3DMaxMedia”). Zuma360’s license is perpetual and enables unrestricted access to the source code, object code and any derivative products and furthermore may incorporate any extensions, features, modifications, enhancements, and/or plug-ins at its sole discretion. Srini Vasan, who is our President, CEO, and also a director, currently owns approximately 74% of the outstanding shares of Common Stock of 3DMaxMedia, as well as approximately 84% of the outstanding shares of Common Stock and options to purchase Common Stock of Zuma360. In exchange for the License, we agreed to pay 3DMaxMedia a one-time License Fee of $500,000, and an ongoing royalty of 2% of adjusted gross sales up to $2 million, and 1% thereafter. The License Fee is not payable unless and until our cash and cash equivalents exceed $3.5 million and our Current Ratio reaches 4:1. Thus, even if this offering for the 2,500,000 Units is fully subscribed, no payment towards the License Fee would be due, Similarly, the ongoing royalty does not become payable unless and until both our EBIDTA (earnings before interest, depreciation, taxes and amortization) is greater than $1 million and our working capital is greater than $2 million.

In exchange for the License Fee and Royalty, we acquired all rights to the Zuma Suite, which includes the full unrestricted rights to the usage of Zuma name and trademark, the source code, the proprietary technological know how that has been maintained by 3DMaxMedia as its trade secret, and certain content assets that 3DMaxMedia had developed and tested. The content assets are collectively known as Zuma Scenes which consist of various Zuma digital resources including but not limited to bitmaps, images, zuma 3D digital objects which are programmable.

Development of Implementation Strategies and Identification of Core Market Opportunities

The Company has assembled a diverse group of outside directors and members of an independent advisory board with significant experience in the internet arena including but not limited to academicians, attorneys, entrepreneurs, and pioneers in the entertainment industry.

In reviewing the underlying technology and functionality of the ZUMA product line the Company determined that the following four markets, are ones which the Company will actively pursue in the marketing and licensing of the ZUMA product line.

Management believes, that internet advertising, online gaming market, location based entertainment arena and the inherent need to offer new and exciting aspects in music visualization are well suited to the robust nature of the ZUMA product line.

The various products that comprise the Zuma Suite operate on the Internet and in stand-alone applications, as well as being able to service Location Based Entertainment (LBE) enterprises. The Zuma Suite currently consists of the Zuma Pro, Zuma Live, Zuma Lite, Zuma Active X, Zuma LBE and Zuma RAD which are described more fully in “Description of Business” along with expected product release dates. Zuma Pro is currently available for purchase and Zuma Active X, Zuma Lite and Zuma Live are in different stages of early beta testing. Products under beta test phase are not fully ready for a commercial release. We intend to use a substantial portion of the proceeds of this offering to market and enhance these products, as well as develop new products to add to the Zuma Suite.

Management believes that these efforts will assist them in carrying out their business plan and model on a more efficient and profitable basis.

Results of Operations

The following discussions analyze our results of operations for the period from April 11, 2007 (inception) to November 30, 2007. The following information should be considered together with our consolidated financial statements for the period ending November30, 2007 and accompanying notes to statement of accounts.

We incurred a net loss of $270,068 on zero net revenue for fiscal year 2007.

Net Loss for Year 2007

Revenues	$0

Salaries	$63,750

Compensation expense of stock and stock options	$202,799

General & Administrative	$3,519

Net loss from Operations	$(270,068)

Net Loss	$(270,068)

Basic & Diluted Earnings Per Share	$(0.02)

Weighted Average Shares	17,411,623

Lack of Revenue:   As is common with a company in the development stage, the company had no revenue for the fiscal year ending November 30, 2007.

Expenses:   The following amounts represent the most significant components of expenses for the fiscal year 2007:

a) Salaries of $63,750 which includes our two key employees, President & CEO and Chief Financial Officer.

b) Compensation expense of stock options: For the period from inception through November 30, 2007, options to purchase 3,316,046 were granted. The Black Scholes option pricing model was used to calculate the fair value of the options granted. During the period from inception through November 30, 2007, the Company recognized compensation expense of $154,299 related to the stock options

c) At inception, the Company issued 17,355,814 shares of common stock to its founders for services performed on the Company’s behalf during its formation. This transaction was valued at $5,000.

In November, 2007, the Company issued 870,000 shares of common stock as follows:

Issued To:	Number of Shares	Expense

Advisory Board	190,000	$9,500
Board of Directors	225,000	$11,250
Consultants and Other Advisors	455,000	$22,750

Liquidity and Capital Resources

We had cash of approximately $5,766 as of November 30, 2007. We have not begun principal operations and as is common with a company in the development stage, the Company has no source of revenues.

Cashflows from Operating Activities:

Net Loss	$(270,068)
Adjustments used to reconcile net loss to cash used in Operating Activities:

Compensation expense of stock and stock options	$202,799

Changes in operating assets and liabilities:

Increase in prepaid expenses	$(2,500)
Increase in accrued expenses	$63,750

Net cash used in operating activities	$(6,019)

Cash flows from Investing activities	$—

Cashflows from Financing Activities:

Proceeds from officers’ advances	$11,785

Net increase (decrease) in cash and cash equivalents	$5,766

Continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to be successful in its planned activity, and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term financing, which will enable the Company to operate for the coming year. There can be no assurance we will be successful in our efforts to secure additional equity financing. If we are unable to raise equity or obtain alternative financing including private equity, we may not be able to continue operations with respect to the continued development and marketing of our company and we may not be able to continue our operations and our business plan may fail. You may lose your entire investment.

If operations and cash flow improve through these efforts, management believes that we can continue to operate. However, no assurance can be given that management’s actions will result in profitable operations or an improvement in our liquidity situation. The threat of our ability to continue as a going concern will be removed only when revenues have reached a level that sustains our business operations.

STOCK OPTIONS

On April 11, 2007, the Company adopted the 2007 stock option plan for the grant of options intended to qualify as “incentive stock options” among others. The total number of shares of common stock reserved for issuance under the plan is 5,000,000 shares subject to adjustment in the event of stock split, dividend, recapitalization or other similar capital change. At November 30, 2007 options to purchase 3,316,046 shares of common stock were outstanding under the 2007 plan.

The Plan is administered by the Board of Director’s, which selects the eligible persons to whom options are awarded, determines the number of shares subject to each option, the exercise price and the period during which options are exercisable. Each option granted under the Plan is evidenced by a written agreement by the Company and the grantee. Grants may be issued to employees (including officers) and directors of the Company as well as to certain consultants and advisors.

The exercise price for options granted under the plan is required to be no less than the fair market value of the common stock on the date the option is granted, except that options granted to 10% stockholders, are required to have an exercise price of not less than 110% of the fair market value of the Common Stock at the date of grant. Incentive stock options granted have a maximum term of ten years.

For the period from inception through November 30, 2007, options to purchase 3,316,046 were granted. The Black Scholes option pricing model was used to calculate the fair value of the options granted. During the period from inception through November 30, 2007, the Company recognized compensation expense of $154,299 related to the stock options. The following assumptions were used in the fair value calculations:

                Risk free rate – 4.56%
                Expected term – 4.5 to 7.5 years
                Expected volatility of stock – 150%
                Expected dividend yield – 0%

                The following table summarizes the information with respect to options granted, outstanding and exercisable under the 2007 plan:

Exercise Price	Options Outstanding	Remaining Contractual Life in Years	Average Exercise Price	Number of Options Currently Exercisable

$.05	1,744,186	4	$.05	549,903
$.05	697,674	9	$.05	219,962
$.05	839,186	9	$.05	839,186
$.10	10,000	9	$.10	10,000
$.25	10,000	9	$.25	10,000
$.50	15,000	9	$.50	15,000

Related Party Transactions

                As of November 30, 2007, all activities of the Company have been conducted by corporate officers from business offices located in New York State and California. There are no commitments for any operating or capital leases for executive or corporate offices.

                On November 1, 2007, the Company acquired an exclusive, worldwide source code master license to the Zuma Suite from 3dMaxMedia Technologies & Healthcare, Inc. (“3d MaxMedia”) The President of the Company, owns approximately 74% of the issued and outstanding Common Stock of 3d MaxMedia as well as approximately 84% of the issued and outstanding shares of Common Stock and options to purchase common stock of Zuma 360.

                While a related-party transaction, the Board of Directors of the Company believes that the purchase price and royalty terms are fair.

                The principal terms of the license agreement require a one time payment of a license fee of $500,000 and an on-going royalty of 2% of adjusted gross sales up to $2,000,000 and 1% thereafter.

                No payments are required under the license agreement until the Company’s cash and cash equivalents exceed $3,500,000 and the current ratio of the Company exceeds 4:1. Similarly the royalty is not payable unless and until the earnings before interest, taxes, depreciation and amortization is greater than $1,000,000 and the Company’s working capital is greater than $2,000,000.

                During the period from April 11, 2007 (inception) to November 30, 2007, an officer and director has loaned the Company $11,785 to pay general and administrative expenses. The loans are due on demand.

Contractual Obligations

                The Company entered into an employment agreement with its President. The agreement expires in 2010 and is automatically renewable for successive two year periods unless six months written notice is given by either party not to renew the agreement. The agreement calls for a base salary of $6,000 per month until the Company receives $200,000 in equity investments and increases in stages up to $11,000 per month when the Company receives up to $2,000,000 in equity investments.

                The Company has also entered into an employment agreement with its Chief Financial Officer. The agreement expires in 2010 and is automatically renewable for successive two year periods unless six months written notice is given by either party not to renew the agreement. The agreement calls for a base salary of $2,500 per month until the Company receives $200,000 in equity investments and increases in stages up to $6,000 per month when the Company receives up to $2,000,000 in equity investments.

                At November 30, 2007, the Company had accrued salaries of $63,750 related to these agreements.

Off-Balance Sheet Arrangements

                We have no significant off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures that is material to stockholders.

Critical Accounting Policies

                Our financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. A complete summary of these policies is included in note 2 of the notes to our financial statements. We have identified below the accounting policies that are of particular importance in the presentation of our financial position, results of operations and cash flows and which require the application of significant judgment by management.

Stock-based Compensation

                We have adopted the fair value recognition provisions of Statement of Financial Accounting Standard 123(R) “ Share-Based Payment” (“SFAS 123(R)”). In addition, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 “ Share-Based Payment ” (“SAB 107”) in March, 2005, which provides supplemental SFAS 123(R) application guidance based on the views of the SEC. Under SFAS 123(R), compensation cost recognized includes compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

                We have used  Black-Scholes option-pricing model to estimate the option fair values. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire).

Compensation expense for unvested options granted to non-employees in previous periods is revalued at each period end and is being amortized over the vesting period of the options.

Recently Issued Accounting Pronouncements:

In February 2006, the FASB issued SFAS No. 155 entitled “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and SFAS No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”).

In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of this accounting pronouncement will have a material effect on its financial statements.

In March 2006 FASB issued SFAS 156 ‘Accounting for Servicing of Financial Assets’ this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities

Management does not believe that SFAS No. 155 and No. 156 will have an impact on our financial statements. Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on our present or future financial statements included elsewhere herein.

Income Taxes:

As of November 30, 2007, the Company had a net operating loss carry forward for income tax reporting purposes of approximately $115,000 that may be offset against future taxable income through 2027. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount.

2006
Net Operating Losses	$115,000
Valuation Allowance	(115,000)

$—

                The provision for income taxes differs from the amount computed using the federal US statutory income tax rate as follows:

2006
Provision (Benefit) at US Statutory Rate	$115,000
Increase (Decrease) in Valuation Allowance	(115,000)

$—

The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income.

DESCRIPTION OF BUSINESS

Overview

We were incorporated in the State of Delaware on April 11, 2007. We maintain our statutory registered agent’s office at Spiegel & Utrera, P.A., 9 East Loockerman Street, Suite 3A, Dover, Delaware 19901 (302) 744-9800. Our business’ headquarters office is located at 6911 Hayvenhurst Avenue, Suite 101, Van Nuys, CA 91406. We sublease space from one of our potential customers on a rent-free basis. Our telephone number is (323) 654-0886. We currently have two employees, who are under written contracts with the Company. Srini Vasan serves as our CEO and President, and Howard Messer is our CFO and Secretary. The terms of the employment agreements with both individuals provide that until the Company has obtained equity investments of $2,000,000, they may engage in other non-competitive part-time employment. As of December 31, 2007, we have not had any revenues from the sale or license of our products. Our Company has been financed by loans from our President, as well as by numerous consultants and software engineers who are familiar with our products and willing to provide their services in exchange for shares of our Common Stock and/or options to purchase our Common Stock. Other than shares issued to Messrs. Vasan and Messer in connection with their employment agreements, between the inception of our company on April 11, 2007 and December 31, 2007, we issued a total of 870,000shares of Common Stock and options to purchase 874,186 shares of our Common Stock, to such consultants, engineers and others who provided valuable services to the Company.

Our Products and the Markets They Address

We provide a comprehensive suite of state-of-the-art real-time 3D animation software (the “Zuma Suite”) addressed to four main markets: 3D music visualization, 3D-interactive advertising, synchronized 3D multimedia entertainment, and 3D gaming experiences. The various products that comprise the Zuma Suite operate on the Internet and in stand-alone applications, as well as being able to service Location Based Entertainment (LBE) enterprises. The Zuma Suite currently consists of the products listed in the following table, which are either currently available or are in the development stage as noted. We intend to use a substantial portion of the proceeds of this offering to market and enhance these products, as well as develop new products to add to the Zuma Suite.

Product	Description

Zuma Pro

This product was developed for individual users, VJs and small venues. It employs an extremely powerful real-time 3D production engine, which allows the users to create highly interactive, quick-moving 3D scenes in a very short time frame. Zuma Pro 4.0 is our latest version and is available for download both as a 21-day fully-featured free trial version, and as a licensed full version.

Availability: Currently available online for download for retail customers at $249/ unit

Zuma Live	This product was developed for multiplayer use and medium-sized venues. It is a Microsoft .NET based 3D production engine, and has built-in online multi-player capabilities with additional functionalities and features. Zuma Live consist of 2 components : Zuma Live client and Zuma Live Server. These 2 components will be sold separately.

Availability: Product available for download as an early beta test version.

Full commercial availability target date: 2nd Quarter 2008

Expected retail price per unit for Zuma Live client : $299

Expected retail price per unit for Zuma Live server: $2400

Zuma Lite

This product is for screensavers and OEM bundles, and is a what is referred to as a Player version of Zuma Live. Zuma Lite has all the features of Zuma Live excluding its authoring capabilities. Zuma Lite has a screensaver authoring version which allows creation of real-time 3D animated screen savers. It also comes as an OEM version targeted mostly towards hardware and software vendors as a bundling offer.

Availability: Product under testing and will be available for download as an early beta test version in the 2nd quarter 2008

Full commercial availability target date: 3rd Quarter 2008

For OEM bundles, we plan to charge $20/ unit and $39 for screensaver version.

Zuma Active X

This product was developed for web content authoring. It contains a lightweight, Active-X module of Zuma Live which is embeddable onto any web page or web browser such as Internet Explorer with the full online capabilities of Zuma Live.

Availability: Product under testing and will be available for download as an early beta test version in the 2nd quarter 2008

Full commercial availability target date: 3rd Quarter 2008

We plan to charge $399 per unit for retail customers

Zuma 360.LBE

This product was designed and developed for theme parks and other permanent Location based entertainment ( LBE) sites.

Availability: Product under testing and will be available for download as an early beta test version in the 2nd quarter 2008

Full commercial availability target date: 4th  Quarter 2008

LBE license will be sold on a per site basis. Prices will vary from $20,000 to $100,000 per site depending on the factors like Revenue sharing etc.

Zuma 360.RAD

This Product is being designed and developed for game authoring for both online and stand-alone game authoring. It contains a complete implementation of the Zuma driven game engine development tool, which allows game developers to create real-time 3D games targeted towards online casual gaming.

Availability: Product under design and development and will be available for download as an early beta test version in the 2nd quarter 2009

Full commercial availability target date: 3rd Quarter 2009 Expected Game Publishers license fee per unit $6999

Each of the four major market segments that our products serve has certain unique problems for which one or more of our products are designed to attempt solving the problems noted below and offered as cost-effective solutions:

In the Music Visualization space, the problems include end-user boredom with flat 2D music visualizers that are far less engaging than true 3D. Zuma solves the problem of boring, flat 2D music visualizers that are not in true 3D space and are without interactive controls.

In the “Casual” Gaming space, the problems include high cost of development of prototype of 3D animation, lengthy development cycles and lack of ability to make the content dynamically change without major programming efforts. Zuma solves the problems of tedious development and prototyping of 3D animations by game developers, gamer fatigue of same visuals for given music or sound effect, and high development costs.

In the Internet Advertising space, there is a lack of cost effective compelling graphics with true 3D features and realtime 3D interactivity. Zuma provides a compelling enhancement with true 3D features and real-time 3D interactivity to hold the attention of online users, and slashes the cost and time to develop such internet advertising content.

In the Location Based Entertainment (LBE) space, some of the major problems include high development cost and lengthy content development lifecycle. Zuma solves the problems of high development cost and time required for custom themed attraction and special event content, and provides a feature-rich platform for totally synchronized multiplayer, multimedia immersive experiences.

Licenses

On November 1, 2007, we acquired an exclusive, worldwide source code master license (the “License”) to the Zuma Suite from 3DMaxMedia Technologies & Healthcare, Inc. (“3DMaxMedia”). Srini Vasan, who is our President, CEO, and also a director, currently owns approximately 74% of the outstanding shares of Common Stock of 3DMaxMedia, as well as approximately 84% of the outstanding shares of Common Stock and options to purchase Common Stock of Zuma360. In exchange for the License, we agreed to pay 3DMaxMedia a one-time License Fee of $500,000, and an ongoing royalty of 2% of adjusted gross sales up to $2 million, and 1% thereafter. The License Fee is not payable unless and until our cash and cash equivalents exceed $3.5 million and our Current Ratio reaches 4:1. Thus, even if this offering for the 2,500,000 Units is fully subscribed, no payment towards the License Fee would be due, Similarly, the ongoing royalty does not become payable unless and until both our EBIDTA (earnings before interest, depreciation, taxes and amortization) is greater than $1 million and our working capital is greater than $2 million.

In exchange for the License Fee and Royalty, we acquired all rights to the Zuma Suite, which includes the full unrestricted rights to the usage of Zuma name and trademark, the source code, the proprietary technological know how that has been maintained by 3DMaxMedia as its trade secret, and certain content assets that 3DMaxMedia had developed and tested. The content assets are collectively known as Zuma Scenes which consist of various Zuma digital resources including but not limited to bitmaps, images, zuma 3D digital objects which are programmable.

The Board of Directors of 3DMaxMedia believed that separating the business activities related to the Zuma Suite from 3DMaxMedia’s other activities would enhance Zuma360’s access to capital by allowing the financial community to focus on and value our business separately from 3DMaxMedia’s other business, which do not address the same market and require different sales strategies. 3DMaxMedia intends to continue to focus its attention on its remaining activities: digital film production and distribution of documentaries and docudramas, as well as sourcing, developing, and licensing alternative herbal and anti-aging medicines from Asia.

Sales and Marketing

We are positioning ourselves to derive revenues from both licensing our software products, and providing services to third parties who license our software. We intend to derive licensing revenues from a mix of basic end-user licenses, as well as bundling our products with value-added resellers and OEMs. In certain situations will also enter into source code sublicenses with developers. We also intend to use the proceeds of the offering to develop our capacity to provide content creation services to the licensees of our technology, which we believe will give us a competitive advantage over our competition.

We also intend to generate revenues from various strategic alliances. We have executed a Memorandum of Understanding for a multi-purpose site license with an optional source code license with Laserium Interactive Corporation, which will carry the well-known Laserium® light shows alongside the Carnival Cruise Lines Terminal, inside the former Spruce Goose dome next to the Queen Mary Hotel in Long Beach, California. The 2,100 person capacity Cyberdome® will present Laserium shows, Laserium Live! concerts, pay-per-play interactive attractions, and theatrical show productions including ‘Cirque’-style elements. at the former “Spruce Goose Dome” at the Long Beach Harbor. If we convert the memorandum of understanding into a binding agreement, and if Laserium Interactive achieves its projected attendance targets, our revenues are projected to exceed $2 Million over a five-year period. Laserium is in negotiations with the owners of Cyberdome properties to execute a master lease and Zuma360 is unable to predict the outcome of their master lease. Unless and until Laserium completes its master lease and obtains necessary permits from the city of Long Beach, California, Zuma360’s Memorandum cannot be converted into a binding agreement.

Market

The market for our products is substantial, and continues to expand rapidly. For example, several of our products are directed to the gaming market. A June 2007 report prepared by PricewaterhouseCoopers titled Global Entertainment and Media Outlook: 2007-2011  predicted that the global gaming market —measured by consumer spending on games played on all platforms, including online and wireless games, but not counting gaming hardware sales—will expand at a compound annual rate of 9.1% over the next five years. PwC estimates that the video game market will increase from $31.6 billion in 2006 to $48.9 billion in 2011. (sources: a) businessweek.com/innovate/content/aug2007/id20070813_120384.htm b) pwc.com/extweb/industry.nsf/docid/8CF0A9E084894A5A85256CE8006E19ED#internet)

Internet Advertising: Internet advertising, another area that our products target, is undergoing dramatic expansion. According to a study released in August 2007 by the private equity firm Veronis Suhler Stevenson in its 21st Communications Industry Forecast, spending on internet advertising will reach $61.98 billion in 2011, and will surpass newspapers to become the nation’s leading ad medium. Another trend that could be beneficial to our ability to generate revenues from our products has been the migration by consumers away from ad-supported media to consumer-supported media, such as the Internet and video games. According to the Veronis Suhler Stevenson study, consumers are spending more time with media they support instead of the media they are served. Consumers spent an average of 1,631 hours in

2006 with consumer-supported media --a gain of 19.8% compared to 2001. Time spent with ad-supported media, such as broadcast television and newspapers, has fallen 6.3% since 2001 to 1,899 hours per person (source : www.prweb.com/releases/Veronis_Suhler_Stevenson/VSS_Forecast/prweb545147.htm)

ComScore World Metrix for online Gaming market:  comScore (NASDAQ: SCOR), a leader in measuring the digital world, in August 2007 released the results of a global study into online gaming, showing the number of unique visitors to the gaming sites have reached almost 217 million worldwide – a year-on-year growth of 17 percent.

The ComScore World Metrix study took into account all sites that provide online or downloadable games, excluding gambling sites. The sector attracted 28 percent of the total worldwide online population in May 2007 and recorded an average of 9 visits per visitor. With one in four Internet users visiting a gaming site, playing games online is extremely popular. The fact that these websites are pulling in over a quarter of the total worldwide Internet population shows what a global phenomenon gaming has become. The potential of the online gaming arena should be especially appealing for advertisers, as the average online gamer visits a gaming site 9 times a month.
(source:  http://www.comscore.com/press/release.asp?press=1521)

Similarly, Zuma Active X tools target the global animation content creation tools market. A recent report published by NASSCOM Association published a report that estimated the global animation market (demand perspective) at $59 billion in 2006. The same study predicted that this market would grow at a compound annual growth rate of nearly 8% during the period from 2006 to 2020, reaching $80 billion by 2010. Of importance to us, of the total revenue earned in this segment approximately 40-45 percent is attributed to the cost of development. Based on those projections, the global market for animated content and related services from the developer’s perspective is estimated at over $25 billion and is forecast to exceed $34 billion by 2010.
(source: www.nasscom.in/Nasscom/templates/NormalPage.aspx?id=50768)

Internet advertising, another area that our products target, is undergoing dramatic expansion. According to a study released in August 2007 by the private equity firm Veronis Suhler Stevenson in its 21st Communications Industry Forecast, spending on internet advertising will reach $61.98 billion in 2011, and will surpass newspapers to become the nation’s leading ad medium. Another trend that could be beneficial to our ability to generate revenues from our products has been the migration by consumers away from ad-supported media to consumer-supported media, such as the Internet and video games. According to the same and spending more time with media they support, according to the Veronis Suhler Stevenson study, consumers spent an average of 1,631 hours in 2006 with consumer-supported media --a gain of 19.8% compared to 2001. Time spent with ad-supported media, such as broadcast television and newspapers, has fallen 6.3% since 2001 to 1,899 hours per person.

Competition

Zuma suite of products face intense competition in the marketplace. There are very many niche products with certain features may compete with Zuma. Although, there are some products which are listed here may not have 3D features, they still compete with our products and services.

The following are some of what we believe will be our major competition when we begin actively marketing our ZUMA Suite:

Product	Realtime 3D	Price	Comment
Arkaos VJ ( Amsterdam)	No	$299	No 3D, simple but limited interface. Popular among VJs
Moonster	No	$60	No 3D, unattractive interface, lot of marginal quality canned effects
MotionDive	No	$379	No 3D, video mixing and effects only. Attractive user interface
Resolume ( Holland)	No	$149	No 3D, video mixing and effects only. Attractive website
Vidvox, ( Troy, NY)	No	$250	Mac only, No 3D, video mixer tuned for real time performance
Visual Jockey with plug-ins	No	$769	Modular tree based visual editor, somewhat complex interface, No 3D
Touch Designer, ( Canada)	Yes	$1199	3D capable, component interface, procedural effects but very complex and slow
Electronica Live ( France)	No	$362	No 3D, video only, modular component hardware instrument interface, cool looking but a bit awkward in live functionality, lot of effects

The animation market is highly competitive and largely fragmented, with numerous smaller, independent companies operating within their own defined niche and market. However, many such organizations have proven operating histories, which we currently lack. There are also several large companies that market animation products similar to our, and which have well-recognized and well-accepted logos and brands. They also have much larger advertising and marketing budgets than we expect to ever unless and until sales of our products substantially expand.

The barriers to competition in our industry are fairly low. We have been able to launch our business with only moderate initial capitalization, and many other businesses could do the same. We believe that an important factor in our success, if any, will be the sophisticated level of the 3D technology we licensed from 3DMaxMedia, and our plan to distinguish ourselves from most companies in this market space by providing services along with acceptance of our logos and the “lifestyles” they represent. If those themes and logos are not widely accepted or are not as popular as those of our competition, our business will be adversely affected.

In the Online advertising market, we face major competition from companies like Adobe Flash which are deeply entrenched. Although, Adobe Flash does not have 3D interactive multiplayer capabilities, Flash is the defacto standard. Zuma suite products will face formidable competition in this segment.

As noted in RISK FACTORS, above, we will face substantial competition in this industry as we begin to enter it. We assume that our competitors have significantly greater financial, technical, marketing and other competitive resources. These competitors have completed development of their products and are presently marketing them to potential customers. Accordingly, they have already begun to establish brand-recognition with consumers. We believe that we will be able to compete against these competitors based on feature sets that exceed the features they currently offer. However, we cannot assure you that our products will outperform competing products or those competitors will not develop new products that exceed what we provide. In addition, we have not reached final decisions on how we will price our products, and if we price our products too high, we will not achieve success in the marketplace. Additionally, if our competitors lower the prices on their products, then it may not be possible for us to market our products at prices that are economically viable.

Intellectual Property

We believe we will derive substantial benefit from the non-provisional patent that 3DMaxMedia applied for in January 2006, titled “Cybernetic 3D music Visualizer,” which is still pending. While nominally directed towards music visualization, numerous claims in the application, if granted, will provide benefits to us across nearly all of our product lines. For example, as part of our 3D music visualization process we claim a novel method of real-time reconfigurable control of 3D geometry and texture, employing blended control combinations of software oscillators, computer keyboard and mouse, audio spectrum, control recordings and MIDI protocol. This method includes a programmable visual attack, decay, sustain and release (V-ADSR) transfer function applicable to all degrees of freedom of 3D output parameters. Another feature in the application is a real-time-network-updater that allows multiple local and/or remote users to simultaneously co-create scenes in real-time and effect the changes in a networked community environment in which universal variables are interactively updated in real-time, thus enabling scene co-creation in a global environment

There can be no assurance that the patent will be granted, or, if granted, that the claims allowed will be as broad as those initially sought. However, if granted, we intend to aggressively assert those rights, as well as all other intellectual property rights such as trade secret, unfair competition, trademark and copyright laws to protect our intellectual property, including product design, proprietary developmental technologies, product research and concepts and recognized trademarks. There can be no assurance that these strategies, if pursued, will be successful. Furthermore, any assertion of our rights can result in a substantial cost to, and diversion of effort by, our company; nevertheless, management believes that the protection of our intellectual property rights is a key component of our operating strategy

Internet Websites

We have secured the rights to the Internet domain name ZUMA360.com. We do not have the financial resources to fully deploy and market this website at this time. We intend to more fully develop and market a fully functional, e-commerce website with the proceeds of this offering. Information on our website is not a part of this prospectus.

Regulatory Matters

We are unaware of and do not anticipate having to expend any resources to comply with any governmental regulations of this aspect of the software industry. We are, of course, subject to the laws and regulations of those jurisdictions in which we plan to sell our product, which are generally applicable to all business operations, such as business licensing requirements, income taxes and payroll taxes. In general, the research, development, marketing and sale of our Product is not subject to special regulatory and/or supervisory requirements anywhere in the world.

Employees

We have no other employees other than our two executive officers. Our President oversees all responsibilities in the areas of research and development, and business development. Our CFO oversees all responsibility in the area of finance and corporate administration. We intend to expand our current management to retain skilled directors, officers, and employees with experience relevant to our business focus. Obtaining the assistance of individuals with an in-depth knowledge of operations and markets will allow us to build market share more effectively. We intend to utilize an optimal mix of sales representatives and internet advertising as we roll out our product line.

Environmental Laws

We have not incurred and do not anticipate incurring any expenses associated with environmental laws.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Board of Directors.

Number of Directors. Our board of directors currently consists of five persons. Our bylaws provide that the board of directors may consist of such number of directors as determined by the Board of Directors from time to time.

We are presently seeking additional independent directors who are qualified and willing to serve on our board. Once we induct a sufficient number of independent directors into our board, we will comply with Securities & Exchange Commission, stock exchange, and NASDAQ rules regarding board members, committees and other corporate governance standards.

Independent Directors. Three of our current Directors are “independent,” as defined in rules promulgated by the Securities & Exchange Commission, NASDAQ, or various stock exchanges. We intend to search for additional independent directors and add them to our board.

Family Relationships: There are no family relationships among our officers, directors, or persons nominated for such positions.

Committees. Our board of directors currently does not have an audit committee, compensation committee or any other committee. We are looking for a suitable candidate who meets the definition of “financial expert” and would be independent, to join our board of directors and chair our audit committee. We intend to form an audit committee, compensation committee and other committees of our Board when we recruit additional independent directors, including a financial expert and other directors with the experience necessary for audit committee membership.

Code of Ethics. We have not adopted a code of ethics applicable to our executives, as defined by applicable rules of the SEC. We intend to adopt a code of ethics after we recruit independent directors and when we do, the code will be publicly available on our web site at www.zuma360.com. If we make any amendments to our code of ethics other than technical, administrative, or other non-substantive amendments, or grant any waivers, including implicit waivers, from a provision of our code of ethics to our chief executive officer, chief financial officer, or certain other finance executives, we will disclose the nature of the amendment or waiver, its effective date and to whom it applies on our web site at www.zuma360.com or in a report on Form 8-K filed with the SEC.

Compensation for Board of Directors: All 3 independent directors of Zuma360 were issued 75,000 shares of common stock as compensation for joining the board. In addition, Mr. Sen was issued 25,000 fully vested stock options exercisable at $0.05 per share. As provided in our “2007 Stock Plan,” each independent director automatically will be granted an option to purchase 10,000 shares of our Common Stock following each annual shareholders’ meeting commencing with the first such annual meeting occurring on or after November 30, 2008, provided the member remains on the board and regularly attends board meetings. As a corporate policy, all directors will be compensated uniformly subsequent to their joining the board unless special services are rendered at the request of the board. Board members will receive additional compensation for participating in the Committees, the amount of which will be set and approved by the board.

Our executive officers and directors and their respective ages as of November 30, 2007 are as follows:

Directors:

Name	Age
Srini Vasan	49
Howard Messer	55
Prof. Steve Bradley	64
David Rudich	65
Amitava Sen	69

Executive Officers:

Name	Age	Offices
Srini Vasan	49	President, CEO
Howard Messer	55	CFO, Secretary

Set forth below is a brief description of the background and business experience of our executive officers and directors.

Srini Vasan, President, CEO, and Director.

Srini Vasan is the founder of the Company. He has over 20 years of Industry experience and over 12 years experience as a high level business executive. He is an acknowledged specialist in systems and products architecture and in the development and implementation of large business applications such as SAP. He has a degrees in Math from the University of Madras in India. He also passed professional cost accountancy exams [ICWA India]. He has completed a program for entrepreneurs and managers at MIT’s Sloan School of Management, as well as a several short-term management-training courses at the Harvard Business School.

Prior to founding 3DMaxMedia Inc. Mr. Vasan founded Intec Overseas Software in New York in 1990. He built it to a 75-employee company specializing in SAP technology among others. Intec was acquired by Compuflex Systems Inc. in 1992, which was in turn sold in 1997 to National Techteam, Inc. (TEAM), a publicly traded company. Mr. Vasan continued with Techteam until 2000, when he left to found 3DMaxMedia, which created the Zuma technology that has been licensed to the Company.

Prior to founding Intec, Mr. Vasan founded several software companies in India. Prior thereto, he was employed by NCR in the Middle East and Europe (France, Germany, Sweden and Norway), where he specialized in large project management.

Howard Messer, Chief Financial Officer.

Mr. Messer has over 20 years experience as a senior executive in financial management and in advising companies on SEC issues related to public offerings. He was Vice President and CFO of Compuflex Systems, Inc., a world wide consulting organization; COO of Columbia Label Corp., a manufacturer of pressure sensitive labels; and Vice President Finance of Sisina Shrimpls Shipping Company, an international shipping company. He was also a Partner in Sterling, Nappen and Chavkin, a CPA firm, and an audit manager with Arthur Andersen. He graduated from the University of Virginia with a BS in commerce, and is a licensed CPA in the State of New Jersey.

David Rudich, Director

David Rudich is a Los Angeles-based attorney specializing in intellectual property, entertainment and insurance related matters. Mr. Rudich graduated from the UCLA School of Law and began his legal career with the law firm of Shearer, Fields, Rohner & Shearer, an entertainment, business law, and litigation firm.

Mr. Rudich has represented prominent recording artists, television and film stars, including Motley Crüe, Forest Whitaker, KISS, Don Johnson, Alice Cooper, Debbie Reynolds, Blind Melon, Blondie, and many others. He has also represented entertainment institutions such as 20th Century Fox Film Corporation, Mark VII Productions, AIP, Inc, and numerous other production companies, as well as producers, writers, and directors. In 1992, Mr. Rudich, along with Graham Nash and others, founded Manuscript Originals, a combined art and music-publishing related firm.

Mr. Rudich conceived and founded Confidential Life Insurance, a highly successful venture involving Lloyds of London that provides the entertainment industry with a confidential means of insuring talent.

Considerable media recognition has been directed toward Mr. Rudich for conceiving a methodology for celebrity clients to avoid harassment by paparazzi by eliminating the paparazzi’s economic incentive. Mr. Rudich was the first to have celebrity clients select their own photographers and videographers to take their pictures and videos under circumstances they were comfortable with, and then to distribute or license the photos and videos directly to the media. Mr. Rudich engineered the lucrative Pamela Anderson Lee/Tommy Lee baby picture deal, and the multi-million dollar Michael Jackson/Debbie Rowe baby picture deal, among others.

Mr. Rudich has created and successfully brought to market numerous inventions including, most recently, a revolutionary modification of and improvement to the structure of premium financed life insurance transactions. He has a business process patent pending for that invention, among others.

Dr. Stephen Bradley, Director

Stephen P. Bradley, Ph.D., is the William Ziegler Professor of Business Administration at the Harvard Business School and currently teaches Strategy in the first year of the MBA program. A member of the Harvard faculty since 1968, Professor Bradley is also Chairman of Harvard’s Executive Program in Strategy: Building and Sustaining Competitive Advantage. Professor Bradley has written extensively on the telecommunications industry and the impact of technology on competitive strategy. He has authored or co-authored seven books and numerous articles in academic journals. Professor Bradley serves on the board of directors of Ciena Corporation, i2 Technologies, Inc. and the Risk Management Foundation of the Harvard Medical Institutions. Previously, he was a member of the board of directors of Roadmaster Industries, Inc. and XcelleNet Inc., and was also a member of the editorial board of the Harvard Business Review.

Professor Bradley received a B.E. degree in electrical engineering from Yale University and an M.S. degree and Ph.D. in operations research from the University of California, Berkeley.

Amitava Sen, Director

Amitava Sen is an entrepreneur since 1984 and has established and owned businesses in the automotive, human services and information technology fields. Prior to that, Mr.Sen worked as a project Manager for Koch Engineering company and the General Electric Companies. Mr. Sen received an MBA from New York Institute of Technology and a degree in Mechanical Engineering from the University of Calcutta, India.

Term of Office

Our Directors are appointed for an initial term of two years or until removed from office in accordance with our bylaws. Our officers are appointed by our board of directors and hold office until removed by the board. We intend to have staggered term when the number of directors increase to seven or more.

Significant Employees

We have two significant employees: Srini Vasan, who serves as our President and CEO, and Howard Messer, who serves as our CFO and Secretary. We have written employment agreements with both persons, the key provision of which are as follows:

Srini Vasan.   On April 15,2007 the company entered into an employment agreement with Mr. Vasan. The agreement expires on April 30, 2010, but is automatically renewed for successive two (2) year periods unless six (6) month’s notice is given by either party to the other of its election not to renew the agreement. The agreement appoints him to be the President and Chief Executive Officer of the company. His base salary was set at $6000 per month until the Company receives $200,000 in equity investments, and increases in stages up to $11,000 per month when the Company receives more than $2 million in equity investments. Until the Company receives a total of $2 million in equity investments, timely disbursements of monthly compensation have not been guaranteed to Mr. Vasan. Any unpaid salaries shall be accrued. Mr. Vasan will also be entitled to participate in the Company’s 2007 SHAREHOLDER RETURN BASED RESTRICTED STOCK UNITS (RSU) and any other performance related stock option plans similarly made available to the Senior Management team of the Company. As of January 31, 2008, no RSUs had been issued to Mr.Vasan.

Mr.Vasan was granted an option to purchase 1,744,186 shares of the Company’s Common Stock with the exercise price of $0.05 per share. 15% of the Options vest immediately upon signing the employment agreement and the balance options shall vest 1/36th each month., subject to Mr. Vasan’s continued employment with the Company on the relevant vesting dates.

In all other respects, the Option shall be subject to the terms, definitions and provisions of the Company’s 2007 Stock Option Plan (the “2007 Option Plan”).

As an insider, all grants of shares and options issued to Mr. Vasan are restricted and subject to Rule 144.

The employment agreement requires the Company to make a severance payment to Mr. Vasan in an amount equal to 1.5 times his average annual compensation as determined in accordance with the provisions of Section 280G(d) of the Internal Revenue Code of 1986 as amended (the “Code”), if either the Company terminates Mr. Vasan ’s employment without “cause” (as defined in the agreement) or Mr.

Vasan  terminates his employment for “good reason” (as defined in the agreement). Mr. Vasan’s agreement contains non-competition and non-solicitation provisions. Refer to “Certain Relationships and Interested Transactions” for a description of the related party transactions. Mr. Vasan’s compensation terms are subject to annual review by the Company’s Compensation Committee when appointed by the Board.

Howard Messer   Effective April 15,2007, the Company entered into a 3 year employment agreement with Mr. Messer expiring on Apr 30, 2010. He will be designated as Chief Financial Officer of the Company with a base starting salary of $2500 per month until the Company receives $200,000 in equity investments and increases up to $6000 per month when the Company receives more than $2 million in equity investments. This Agreement shall be automatically renewable for additional two (2) year periods; provided, that either the Company or Mr. Messer may elect not to renew this Agreement upon written notice to the other party no less than six (6) months before the Expiration Date or any subsequent extension thereof. Until the Company receives a total of $2 million in equity investments, timely disbursements of monthly compensation have not been guaranteed to Mr. Messer. Any unpaid salaries shall be accrued. Mr. Messer will also be entitled to participate in the Company’s 2007 SHAREHOLDER RETURN BASED RESTRICTED STOCK UNITS (RSU) and any other performance related stock option plans similarly made available to the Senior Management team of the Company. As of January 31, 2008, no RSUs had been issued to Mr. Messer.

Mr. Messer was granted an option to purchase 697,674 shares of the Company’s Common Stock with the exercise price of $0.05 per share. 15% of the Options vest immediately upon signing the employment agreement and the balance options shall vest 1/36th each month., subject to Mr. Messer’s continued employment with the Company on the relevant vesting dates.

In all other respects, the Option shall be subject to the terms, definitions and provisions of the Company’s 2007 Stock Option Plan (the “2007 Option Plan”).

As an insider, all grants of shares and options issued to Mr.Messer are restricted and subject to Rule 144.

The agreement requires Zuma360 to make a severance payment to Mr. Messer in an amount equal to 1.5 times of average annual compensation as determined in accordance with the provisions of Section 280G(d) of the Internal Revenue Code of 1986 as amended (the “Code”), if either the Company terminates Mr. Messer’s employment without “cause” (as defined in the agreement) or Mr. Messer terminates his employment for “good reason” (as defined in the agreement). Mr. Messer’s agreement contains non-competition and non-solicitation provisions. Mr. Messer’s compensation terms are subject to annual review by the Company’s Compensation Committee when appointed by the Board.

As of November 30, 2007, total salary accruals outstanding was $63,750 for both these agreements.

Advisory Board

We have organized an Advisory Board, consisting of 5 professionals representing expertise in a broad range of business areas to assist the Company with ongoing product development planning, pricing, partnerships, new product development and other business & technology issues. Advisory Board members provide advice to the Company’s management, but do not have any power to make decisions. Advisory Board members also do not have the same duties and liabilities as members of Board of Directors have. Each of our Advisory Board members has been issued 25,000 to 45,000 shares of Common stock for joining the Advisory board. Each Advisory board will be automatically granted an

Option to purchase 2000 shares (as described in our “2007 Stock Plan ”) following each annual meeting of the stockholders occurring on or after November 30, 2008, provided the member remains on the Advisory Board and attends the meetings. To date, members of the Advisory Board include Dr.Andy Lippman, Dr.Dan Frey, Dr.Barry Vercoe, Dr.Bala Balachandran and Dr.Ron Hart. Dr.Ron Hart is the Vice Chairman of the Advisory Board.

Dr.Ron Hart: An internationally recognized scientist, scholar and entrepreneur, Dr.Hart authored the Technology Transfer Act of 1986, has served as an advisor to the White House Office of Science and Technology Policy, and chair of a number of White House and US Department of Health & Human Services commissions and task forces. He had won many international awards including a US Presidential citation. He received his Ph.D. from the University of Illinois in 1971.

Dr. Andrew Lippman : Associate Director & Co-founder, MIT Media lab - Expert in digital and interactive television, broadband deployment and a Media Technology Visionary. He holds a Masters in Computer Graphics from MIT and a PhD. In Elec. Engg from Lausanne, Switzerland.

Dr. Dan Frey: Prof. MIT, Department of Aeronautics and astronautics. He teaches unifed Engineering and robust systems Design. A former US Navy jet pilot, Dr.Frey earned his Masters Degree from University of Colorado and PhD from MIT.

Dr. Barry Vercoe: Pofessor of Music, Media Arts & Sciences, Co-founder MIT Media Lab - Expert in digital audio processing, music programming languages and MPEG-4 structured audio. Dr. Vercoe is one of the pioneers of the field of Computer Music, and an expert in digital audio processing and real-time synthesis.

Dr. Bala Balachandran: Kellogg Professor of Accounting Information and Management at Kellogg School of Management. A world-renowned specialist in the areas of Cost Management, Managerial Accounting and Information Systems, Dr.Bala holds a MBA & PhD from Carnegie Mellon, MS in Elec.Engg from University of Dayton. He is also a Certified Public Accountant (CPA) and a Certified Management Accountant (CMA).

EXECUTIVE AND DIRECTOR COMPENSATION

The following table sets forth information concerning the annual and long-term compensation for services in all capacities to Zuma360 for the fiscal year ended November 30, 2007 of the Chief Executive Officer and each other executive officer whose total annual compensation for the year ended November 30, 2007 exceeded $100,000 (the “named executive officers”). No executive officer’s total annual salary and bonus for the year ended November 30, 2007, exceeded $100,000.

Summary Executive Compensation Table

Name and Principal Position	Year	Salary ($)	Stock Awards ($)	Option Awards ($)	All other Compensation ($)	Total ($)

Srini Vasan,President & CEO	2007	45,000 (1)	4699 (5)	78,426 (3)	0	128,125
Howard Messer, CFO	2007	18,750 (2)	301 (6)	33,709 (4)	0	52,760

(1) (3) (5) Srini Vasan.  On April 15,2007 the company entered into an employment agreement with Mr. Vasan. The agreement expires on April 30, 2010, but is automatically renewed for successive two (2) year periods unless six (6) month’s notice is given by either party to the other of its election not to renew the agreement. The agreement appoints him to be the President and Chief Executive Officer of the company. His base salary was set at $6000 per month until the Company receives $200,000 in equity investments, and increases in stages up to $11,000 per month when the Company receives more than $2 million in equity investments. Until the Company receives a total of $2 million in equity investments, timely disbursements of monthly compensation have not been guaranteed to Mr. Vasan. As of November 30, 2007, a sum of US$45,000 has been accrued as unpaid salaries

Mr. Vasan will also be entitled to participate in the Company’s 2007 SHAREHOLDER RETURN BASED RESTRICTED STOCK UNITS (RSU) and any other performance related stock option plans similarly made available to the Senior Management team of the Company. As of January 31, 2008, no RSUs had been issued to Mr. Vasan.

The employment agreement requires the Company to make a severance payment to Mr. Vasan in an amount equal to 1.5 times his average annual compensation as determined in accordance with the provisions of Section 280G(d) of the Internal Revenue Code of 1986 as amended (the “Code”), if either the Company terminates Mr. Vasan ’s employment without “cause” (as defined in the agreement) or Mr. Vasan terminates his employment for “good reason” (as defined in the agreement). Mr. Vasan’s agreement contains non-competition and non-solicitation provisions. Refer to “Certain Relationships and Interested Transactions” for a description of the related party transactions. Mr. Vasan’s compensation terms are subject to annual review by the Company’s Compensation Committee when appointed by the Board.

(3) The Black Scholes option pricing model was used to calculate the fair value of the 1,744,186 options granted. For accounting purposes, the Company recognized compensation expense of $78,426 related to these stock options. The following assumptions were used in the fair value calculations:

                Risk free rate – 4.56%
                Expected term – 4.5 years
                Expected volatility of stock – 150%
                Expected dividend yield – 0%

(5)  At inception, the Company issued 16,309,302 shares of common stock to Mr.Vasan, one of the founders of the company, for services performed on the Company’s behalf during its formation. This transaction was valued at $4,699 for accounting purposes.

 (2) (4) (6) Howard Messer Effective April 15,2007, the Company entered into a 3 year employment agreement with Mr. Messer expiring on Apr 30, 2010. He will be designated as Chief Financial Officer of the Company with a base starting salary of $2500 per month until the Company receives $200,000 in equity investments and increases up to $6000 per month when the Company receives more than $2 million in equity investments. This Agreement shall be automatically renewable for additional two (2) year periods; provided, that either the Company or Mr. Messer may elect not to renew this Agreement upon written notice to the other party no less than six (6) months before the Expiration Date or any subsequent extension thereof. Until the Company receives a total of $2 million in equity investments, timely disbursements of monthly compensation have not been guaranteed to Mr. Messer. As of November 30, 2007, a sum of US$18,750 has been accrued as unpaid salaries.

Mr. Messer will also be entitled to participate in the Company’s 2007 SHAREHOLDER RETURN BASED RESTRICTED STOCK UNITS (RSU) and any other performance related stock option plans similarly made available to the Senior Management team of the Company. As of January 31, 2008, no RSUs had been issued to Mr. Messer.

The agreement requires Zuma360 to make a severance payment to Mr. Messer in an amount equal to 1.5 times of average annual compensation as determined in accordance with the provisions of Section 280G(d) of the Internal Revenue Code of 1986 as amended (the “Code”), if either the Company terminates Mr. Messer’s employment without “cause” (as defined in the agreement) or Mr. Messer terminates his employment for “good reason” (as defined in the agreement). Mr. Messer’s agreement contains non-competition and non-solicitation provisions. Mr. Messer’s compensation terms are subject to annual review by the Company’s Compensation Committee when appointed by the Board.

(4) The Black Scholes option pricing model was used to calculate the fair value of the 697,674 options granted. The Company recognized compensation expense of $33,709 related to the stock options. The following assumptions were used in the fair value calculations:

                Risk free rate – 4.56%
                Expected term – 7.5 years
                Expected volatility of stock – 150%
                Expected dividend yield – 0%

(6)  At inception, the Company issued 1,046,512 shares of common stock to Mr.Messer, one of the founders of the company, for services performed on the Company’s behalf during its formation. This transaction was valued at $301 for accounting purposes.

Outstanding Equity Awards   At Fiscal Year-End

On April 11, 2007, the Company adopted the 2007 stock option plan for the grant of options intended to qualify as “incentive stock options” among others. The total number of shares of common stock reserved for issuance under the plan is 5,000,000 shares subject to adjustment in the event of stock split, dividend, recapitalization or other similar capital change.

Name	Unexercised options (exercisable) (1)	Unexercised Options (non-exercisable)	Option price	Option Expiration date

Srini Vasan	714,632	1,029,554	$0.05	Apr 2012
Howard Messer	285,853	411,821	$0.05	Apr 2017

On April 15, 2007, Mr. Vasan and Mr. Messer were granted an option to purchase 1,744,186 and 697,674 shares of our common stock respectively.

(1) Includes all  vested options as of January 31, 2008, plus options exercisable within sixty days thereafter. Rule 240.13d-3(d)(1)

As at November 30, 2007 and January 31, 2008, a total of 3,316,046 options were outstanding under the 2007 plan and the balance available options for further issuance were 1, 683,954.

Director Compensation

Name	Fees Earned	Stock Awards (b)	Option Awards	All other compensation	Total

Prof.Stephen Bradley	0	$3750	0	0	$3,750
David Rudich	0	$3750	0	0	$3,750
Amitava Sen	0	$3,750	$1,207 (a)	0	$4,957

a) Mr. Sen was awarded 25,000 options at a price of $0.05. The Black Scholes option pricing model was used to calculate the fair value of the 25,000 options granted. The Company recognized compensation expense of $1,207 related to the stock options. The following assumptions were used in the fair value calculations:

                Risk free rate – 4.56%
                Expected term – 7.5 years
                Expected volatility of stock – 150%
                Expected dividend yield – 0%

b) Each director was awarded 75,000 shares of common stock and these shares were expensed for a total of US$11,250 at a fair market value of $0.05 per share.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information regarding the beneficial ownership of the shares of the Common Stock (the only class of shares issued by the Company) as of November 30, 2007, the date of our audit, by (i) each person known by the Company to be the beneficial owner of more than five percent of the Company’s outstanding shares of Common Stock, (ii) each director of the Company, (iii) the executive officers of the Company, and (iv) by all directors and executive officers of the Company as a group, prior to and upon completion of this Offering. Each person named in the table has sole voting and investment power with respect to all shares shown as beneficially owned by such person.

Title of Class	Name and Address of Beneficial Owner(3)	Shares of Common Stock	Outstanding Options(2)	Percent Before Offering (1)	Percent After Offering(4)

Common Stock	Srini Vasan, President, CEO, Director	16, 309,302	714,632	84.69	75.33
Common Stock	Howard Messer, CFO, Secretary	1,046,512	286,853	6.63	5.90
Common Stock	David Rudich, Director	75,000	0	(*)	(*)
Common Stock	Amitava Sen, Director	75,000	25,000	(*)	(*)
Common Stock	Prof. Steve Bradley, Director	75,000	0	(*)	(*)
Common Stock	All Executive Officers and Directors as a Group	17,580,814	1,025,484	92.57	82.33

(1)(4)	The percent of class is based on 18,225,814 shares of Common Stock issued and outstanding as of January 31, 2008 and 1,874,670 vested Options as of January 31, 2008 which excludes unvested options. Percentage after offering assumes all 2,500,000 shares are sold in the Public offering.
(2)	Includes all vested options as of January 31, 2008, plus options exercisable within sixty days thereafter. Rule 240.13d-3(d)(1),
(3)	The address for purposes of notice for all of our executive officers and directors is the headquarters of our Company: 6911 Hayvenhurst Ave, suite 101, Van Nuys, California 91406
(*)	Under 1%

The following table provides information concerning unexercised options held as of Jan 31, 2007 by each of our executive officers:

Options Granted

The following options were granted to executive officers for the period ending Nov 30, 2007

Name	No.of.Options	Expiration	Option Price	% of Total Options Granted (3)	Options Exercised	Option Value

Srini Vasan	1,744,186	April 15, 2012	$0.05	52.60%	Nil	$78,426 (see note 1)
Howard Messer	697,674	April 15, 2017	$0.05	21.04%	Nil	$33,709 (see note 2)

                Note 1:  The Black Scholes option pricing model was used to calculate the fair value of the options granted. The Company recognized compensation expense of $78,426 related to these stock options. The following assumptions were used in the fair value calculations:

                Risk free rate – 4.56%
                Expected term – 4.5 years
                Expected volatility of stock – 150%
                Expected dividend yield – 0%

                Note 2: The Black Scholes option pricing model was used to calculate the fair value of the options granted. The Company recognized compensation expense of $33,709 related to the stock options. The following assumptions were used in the fair value calculations:

                Risk free rate – 4.56%
                Expected term – 7.5 years
                Expected volatility of stock – 150%
                Expected dividend yield – 0%

(3) Calculated on the basis of 3,316,046 options granted

Stock Option Grants to Senior Executives

None of the executive officers named above has exercised options to purchase shares of the Company’s common stock.

The foregoing option grants are subject to the terms and conditions of the plans under which the options were granted. Set forth below is a summary of the terms of each of these plans. These are only summaries and do not include all the provisions of these plans, which can only be understood by reading the full plans.

2007 Stock Option Plan

We adopted our 2007 Stock Option Plan as of April 11, 2007. The 2007 plan provides for the grant of options intended to qualify as “incentive stock options,” options that are not intended to so qualify or “nonstatutory stock options” and restricted stock and other direct stock awards. The total number of shares of common stock reserved for issuance under the 2007 plan is 5,000,000 shares, subject to adjustment in the event of stock split, stock dividend, recapitalization or similar capital change. At November 30, 2007 options to purchase 3,316,046 shares of our common stock were outstanding under the 2007 plan.

The plan is administered by our Board of Directors, which selects the eligible persons to whom options or stock awards shall be granted, determines the number of shares subject to each option or stock award, the exercise price therefore and the periods during which options are exercisable, interprets the provisions of the 2007 plan and, subject to certain limitations, may amend the 2007 plan. Each option or stock award granted under the 2007 plan shall be evidenced by a written agreement between the Company and the grantee. Grants may be made under the 2007 plan to employees (including officers) and directors of Zuma360 as well as to certain consultants and advisors.

The exercise price for incentive stock options granted under the 2007 plan is required to be no less than the fair market value of the common stock on the date the option is granted, except for options granted to 10% stockholders, which are required to have an exercise price of not less than 110% of the fair market value of the common stock on the date the option is granted. Incentive stock options granted under the 2007 plan have a maximum term of 10 years, except for option grants to 10% stockholders, which are subject to a maximum term of 5 years. Non-statutory stock options granted under the 2007 plan have a term determined by the Board of Directors.

Reports to Stockholders

We intend to furnish our stockholders with annual reports containing audited financial statements as soon as practical after the end of each fiscal year. Our fiscal year ends November 30.

Transfer Agent

We intend to appoint a transfer agent for our common stock before this registration statement becomes effective.

CERTAIN RELATIONSHIPS AND INTERESTED TRANSACTIONS

In April 2007, we issued 16,309,302 shares of $0.00001 par value common stock to Srini Vasan, an officer, director, and founder of the Company, in exchange for services performed valued at $4,699 for accounting purposes, related specifically to the formation and organization of our corporation., as well as setting forth a business plan and operational objectives. We also entered into a 3-year employment agreement with Mr. Vasan, which provides, among other things, for the payment of certain specified amounts as salary, as well as provides for certain payments upon severance, all as is more fully described in “Executive Compensation”.

In April 2007, we issued 1,046,512 shares of $0.00001 par value common stock to Howard Messer, an officer, director, and founder of the Company, in exchange for services performed valued at $301 for accounting purposes, related specifically to the formation and organization of our corporation., as well as setting forth a business plan and operational objectives. We also entered into a 3-year employment agreement with Mr. Messer, which provides, among other things, for the payment of certain specified amounts as salary, as well as provides for certain payments upon severance, all as is more fully described in “Executive Compensation”.

On November 1, 2007, we acquired an exclusive, worldwide source code master license (the “License”) to the Zuma Suite from 3DMaxMedia Technologies & Healthcare, Inc. (“3DMaxMedia”). Our President and CEO, Srini Vasan, owns approximately 74% of the issued and outstanding shares of Common Stock of 3DMaxMedia, as well as approximately 84% of the issued and outstanding shares of Common Stock and options to purchase Common Stock of Zuma360. While a related-party transaction, we believe the purchase price and royalty terms are fair. The Board of Directors of 3DMaxMedia believed that separating the business activities related to the Zuma Suite from 3DMaxMedia’s other activities of digital film production and distribution of documentary and docudramas, as well as sourcing, developing, and licensing alternative herbal and anti-aging medicine from Asia, would enhance our access to capital by allowing the financial community to focus on and value our business separately from 3DMaxMedia’s business. In exchange for the License, we agreed to pay 3DMaxMedia a one-time License Fee of $500,000, and an ongoing royalty of 2% of adjusted gross sales up to $2 million, and 1% thereafter. We do not have to make any payments of the License Fee unless and until our cash and cash equivalents exceed $3.5 million and our Current Ratio reaches 4:1. Similarly, the Royalty is not payable unless and until both our EBIDTA (earnings before interest, depreciation, taxes and amortization) is greater than $1 million and our working capital is greater than $2 million.

DESCRIPTION OF SECURITIES

Our authorized capital stock consists of 75,000,000 shares of Common Stock, with a par value of $0.00001 per share and 25,000,000 shares of preferred stock. As of November 30, 2007, there were 18,225,814 shares of our Common Stock issued and outstanding. No preferred stock has been issued. Our shares are held by fourteen (14) stockholders of record.

Common Stock

Our Common Stock is entitled to one vote per share on all matters submitted to a vote of the stockholders, including the election of directors. Except as otherwise required by law, the holders of our Common Stock will possess all voting power. Generally, all matters to be voted on by stockholders must be approved by a majority of the votes entitled to be cast by all shares of our Common Stock that are present in person or represented by proxy. Holders of our Common Stock representing fifty percent (50%) of our capital stock issued, outstanding and entitled to vote, represented in person or by proxy, are necessary to constitute a quorum at any meeting of our stockholders. A vote by the holders of a majority of our outstanding shares is required to effectuate certain fundamental corporate changes such as liquidation, merger or an amendment to our Articles of Incorporation. Our Articles of Incorporation do not provide for cumulative voting in the election of directors.

The holders of shares of our Common Stock will be entitled to such cash dividends as may be declared from time to time by our board of directors from funds available therefore.

Upon liquidation, dissolution or winding up, the holders of shares of our Common Stock will be entitled to receive pro rata all assets available for distribution to such holders.

In the event of any merger or consolidation with or into another company in connection with which shares of our Common Stock are converted into or exchangeable for shares of stock, other securities or property (including cash), all holders of our Common Stock will be entitled to receive the same kind and amount of shares of stock and other securities and property (including cash).

Holders of our Common Stock have no pre-emptive rights, no conversion rights and there are no redemption provisions applicable to our Common Stock.

Dividend Policy

We have never declared or paid any cash dividends on our Common Stock. We currently intend to retain future earnings, if any, to finance the expansion of our business. As a result, we do not anticipate paying any cash dividends in the foreseeable future.

Share Purchase Warrants

Prior to this offering, we have not issued and do not have outstanding any warrants to purchase shares of our Common Stock.

Options

We currently have issued and outstanding options to purchase 3,316,046 shares of our Commons Stock. Of these, 1,744,186 and 697,674 options were granted, respectively, to Srini Vasan and Howard Messer in April 2007 pursuant to the terms of their employment agreements with the Company. Options to purchase 25,000 shares of our Common Stock were granted to one of our directors.

Convertible Securities

We have not issued and do not have outstanding any securities convertible into shares of our Common Stock or any rights convertible or exchangeable into shares of our Common Stock. The Warrants that comprise a part of the Units being registered in this prospectus will each be convertible into one share of our Common Stock. We are registering 2,500,000 Warrants.

Delaware Anti-Takeover Laws

At such time as we are listed on the Over-the counter Bulletin Board, we will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. This section prohibits, subject to exceptions, publicly-traded Delaware corporations from engaging in a business combination, which includes a merger or sale of more than 10% of the corporation’s assets, with any interested stockholder. An interested stockholder is generally defined as a person who, with its affiliates and associates, owns or, within three years before the time of determination of interested stockholder status, owned 15% or more of a corporation’s outstanding voting securities. This prohibition does not apply if: the transaction is approved by the board of directors before the time the interested stockholder attained that status; upon the closing of the transaction that resulted in the stockholder becoming an interest stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the start of the transaction; or at or after the time the stockholder became an interested stockholder, the business combination is approved by the board and authorized at an annual or special meeting of stockholders by at least two-thirds of the outstanding voting stock that is not owned by the interested stockholder.

A Delaware corporation may opt out of this provision with an express provision in its original certificate of incorporation or an express provision in its certificate of incorporation or bylaws resulting from an amendment approved by at least a majority of the outstanding voting shares. However, we have not opted out of this provision. This provision of the Delaware General Corporation Law could prohibit or delay a merger or other takeover or change-in-control attempts and may discourage attempts to acquire us.

MARKET FOR COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

There is currently no public or other market for our Common Stock, and we can not guarantee that any such market will develop in the foreseeable future. We do not intend to apply to list our Common Stock on any securities exchange. We intend to engage one or more registered broker-dealers to file an application with the NASD on our behalf so as to be able to quote the shares of our Common Stock on the over-the-counter bulletin board (the “OTCBB”) maintained by the NASD. As of the date of this prospectus, we have not identified any such broker-dealers and are not in negotiations with any. There can be no assurance that any such broker-dealer will ever file such an application. We are not permitted to file such application on our own behalf, and we are not aware of any broker-dealer intending to file such an application. Accordingly, purchasers of our Common Stock may never be able to liquidate their investment.

PLAN OF DISTRIBUTION

This offering shall begin upon the effective date of this prospectus and will expire on the earlier to occur of: (i) the date when all of the Units being offered by us have been sold or (ii) 12 months after the date of this prospectus. We are managing this offering without an underwriter, which means that the Units will be offered and sold by our executive officers. None of these persons will receive a sales commission or any other form of compensation for this offering. In connection with their efforts, our executive officers will rely on the safe harbor provisions of Rule 3a4-1 of the Securities Exchange Act of 1934. Generally speaking, Rule 3a4-1 provides an exemption from the broker/dealer registration requirements of the Securities Exchange Act of 1934 for persons associated with an issuer provided that they meet certain requirements. No one has made any commitment to purchase any or all of the Units being offered. Rather, our executive officers will use their best efforts to find purchasers for the Units. We cannot predict how many Units, if any, will be sold.

We also may retain licensed broker/dealers or, where permitted by law, finders, to assist us in the offering and selling of the Units if we determine such to be in our best interest. At this time we do not have any commitments, agreements, or understandings with any broker/dealers or finders. In the event we retain any broker/dealers to assist in the offering and selling of the Units, or finders to introduce us to potential purchasers of the Units, we will update this prospectus accordingly. In the mean time, we have prepared this prospectus as if we were using broker/dealers and/or finders to assist us with this offering, and have assumed that such persons will receive a commission of 10% on the sale of every Unit sold. To the extent that we are able to sell the Units directly through our officers, the proceeds receivable from this offering will be correspondingly higher.

We have not authorized any person to give any information or to make any representations in connection with this offering other than those contained in this prospectus and if given or made, that information or representation must not be relied on as having been authorized by us. This prospectus is not an offer to sell or a solicitation of an offer to buy any of the securities to any person in any jurisdiction in which that offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale hereunder shall under any circumstances, create any implication that the information in this prospectus is correct as of any date later than the date of this prospectus. Purchasers of share either in this offering or in any subsequent trading market that may develop must be residents of states in which the securities are registered or exempt from registration. Some of the exemptions are self-executing, that is to say that there are no notice or filing requirements, and compliance with the conditions of the exemption renders the exemption applicable.

We are registering for sale or distribution 2,500,000 Units at the offering price of $2.25 per Unit. Each Unit consists of one share of our Commons Stock, and one Warrant to purchase one share of our Common Stock at $5.00 per share within three years from the effective date of this offering. There is no minimum number of Units that must be sold in this offering. There will be no escrow account for any funds received from purchasers of the Units, and all proceeds received by us from this offering will be immediately used by us, and there will be no refunds once a subscription for Units is accepted.

Prior to the date of this prospectus, there has not been any established trading market for our Common Stock. We intend promptly to seek a market maker to sponsor our Common Stock on the OTC Bulletin Board. No market maker has yet undertaken to do so, and there can be no assurance that any market maker will make such an application or if a market does develop for our Common Stock, as to the prices at which the our Common Stock will trade, if at all. Until our Common Stock is fully distributed and an orderly market develops, if ever, the price at which it trades may fluctuate significantly. Prices for our Common Stock will be determined in the marketplace and may be influenced by many factors, including the depth and liquidity of the market for our shares, developments affecting our businesses generally, including the impact of the factors referred to in “RISK FACTORS” above, investor perception of the Company, and general economic and market conditions. No assurances can be given that an orderly or liquid market will ever develop for our shares.

Shares of Common Stock distributed to our stockholders will be freely transferable, except for shares of our Common Stock received by persons who may be deemed to be “affiliates” of the Company under the Securities Act. Persons who may be deemed to be affiliates of the Company generally include individuals or entities that control, are controlled by or are under common control with us, and may include our senior officers and directors, as well as principal stockholders. Persons who are affiliates will be permitted to sell their shares of Common Stock only pursuant to an effective registration statement under the Securities Act or an exemption from the registration requirements of the Securities Act, such as the exemption afforded by Section 4(1) of the Securities Act or Rule 144 adopted under the Securities Act.

Penny Stock Regulations

Our Common Stock will be considered a “penny stock” as defined by Section 3(a)(51) and Rule 3a51-1 under the Securities Exchange Act of 1934. A penny stock is any stock that:

•	sells for less than $5 a share,
•	is not listed on an exchange, and
•	is not a stock of a “substantial issuer.”

We are not now a “substantial issuer” and cannot become one until we have net tangible assets of at least $5 million, which we do not now have.

For any transaction involving a penny stock, unless exempt, the penny stock rules require that a broker or dealer approve a person’s account for transactions in penny stocks and the broker or dealer receive from the investor a written agreement to the transaction setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person’s account for transactions in penny stocks, the broker or dealer must obtain financial information and investment experience and objectives of the person and make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the SEC relating to the penny stock market, which, in highlight form, sets forth the basis on which the broker or dealer made the suitability determination, and that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Disclosure also has to be made about the risks of investing in penny stock in both public offerings and in secondary trading and commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The above-referenced requirements may create a lack of liquidity, making trading difficult or impossible, and accordingly, shareholders may find it difficult to dispose of our shares.

State Securities – Blue Sky Laws

Transfer of our Common Stock may also be restricted under the securities laws or securities regulations promulgated by various states and foreign jurisdictions, commonly referred to as “Blue Sky” laws. Absent compliance with such individual state laws, our Common Stock may not be traded in such jurisdictions. Because the securities registered hereunder have not been registered for resale under the blue sky laws of any state, the holders of such shares and persons who desire to purchase them in any trading market that might develop in the future, should be aware that there may be significant state blue-sky law restrictions upon the ability of investors to sell the securities and of purchasers to purchase the securities. Accordingly, investors may not be able to liquidate their investments and should be prepared to hold the Common Stock for an indefinite period of time.

We intend to apply for listing in a nationally recognized securities manual which, once published, will provide us with “manual” exemptions in 33 states as indicated in CCH Blue Sky Law Desk Reference at Section 6301 entitled “Standard Manuals Exemptions.”

Thirty-three states have what is commonly referred to as a “manual exemption” for secondary trading of securities such as those to be resold by selling stockholders under this registration statement. In these states, so long as we obtain and maintain a Standard and Poor’s Corporate Manual or another acceptable manual, secondary trading of our Common Stock can occur without any filing, review or approval by state regulatory authorities in these states. These states are: Alaska, Arizona, Arkansas, Colorado, Connecticut, District of Columbia, Florida, Hawaii, Idaho, Indiana, Iowa, Kansas, Maine, Maryland, Massachusetts, Michigan, Mississippi, Missouri, Nebraska, New Jersey, New Mexico, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Rhode Island, South Carolina, Texas, Utah, Washington, West Virginia and Wyoming. We cannot secure this listing, and thus this qualification, until after our registration statement is declared effective. Once we secure this listing, secondary trading can occur in these states without further action.

We currently do not intend to and may not be able to qualify securities for resale in other states which require shares to be qualified before they can be resold by our shareholders

LEGAL PROCEEDINGS

We are not a party to any pending litigation and, to the best of our knowledge, none is threatened or anticipated.

CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

During the Company’s fiscal years ended November 31, 2007, there were no disagreements between the Company and our independent public accounting firm, Robison Hill & Co, as to any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of our auditors, would have caused to make reference in their reports on the financial statements for such year(s) to the subject matter of the disagreement.

LEGAL MATTERS

The validity of the securities being offered by this prospectus have been passed upon for us by Stephan Jan Meyers, Esq., Palm Springs, California.

EXPERTS

The consolidated balance sheet as of November 30, 2007 and the related consolidated statements of operations, changes in stockholders’ equity (deficiency) and cash flows for the year ended November 30, 2007 included in this Registration Statement on Form S-1 have been so included in reliance on the report of Robison Hill & Co, independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to our directors, officers or persons controlling us, we have been advised that it is the SEC’s opinion that such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act with respect to the securities we are offering by this prospectus. This prospectus does not contain all of the information included in the registration statement. For further information about us and our securities, you should refer to the registration statement and the exhibits and schedules filed with the registration statement. Whenever we make reference in this prospectus to any of our contracts, agreements or other documents, the references are materially complete but may not include a description of all aspects of such contracts, agreements or other documents, and you should refer to the exhibits attached to the registration statement for copies of the actual contract, agreement or other document.

Upon completion of this offering, we will be subject to the information requirements of the Exchange Act and will file annual, quarterly, and current event reports, proxy statements and other information with the SEC. You can read our SEC filings, including the registration statement, over the Internet at the SEC’s website at http://www.sec.gov/. You may also read and copy any document we file with the SEC at its public reference facility at 100 F Street, N.E., Washington, D.C. 20549.

You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

F1

INDEPENDENT REGISTERED PUBLIC ACCOUNTANTS REPORT

To the Board of Directors
Zuma360 Software, Inc.

(A Development Stage Company)

                We have audited the accompanying balance sheet of Zuma360 Software, Inc. (a development stage company) as of November 30, 2007, and the related statements of operations and cash flows for the period from April 11, 2007 (inception) to November 30, 2007, and the cumulative period from April 11, 2007 (inception of development stage) to November 30, 2007, and the statement of stockholders’ equity for the period from April 11, 2007 (inception) to November 30, 2007. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

                We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

                In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Zuma360 Software, Inc. (a development stage company) as of November 30, 2007, and the results of its operations and its cash flows for the period from April 11, 2007 (inception) to November 30, 2007, and the cumulative period from April 11, 2007 (inception of development stage) to November 30, 2007 in conformity with accounting principles generally accepted in the United States of America.

                The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company is a development stage company and has no source of revenues which raises substantial doubt about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

/s/ Robison Hill & Co.
Certified Public Accountants

Salt Lake City, Utah
February 18, 2008

ZUMA360 SOFTWARE, INC.
(A Development Stage Company)
BALANCE SHEET

November 30, 2007

ASSETS:

Current Assets:
Cash	$5,766
Prepaid Expenses	2,500

Total Current Assets	8,266

Total Assets	$8,266

LIABILITIES AND STOCKHOLDERS’ EQUITY (Deficit)

Current Liabilities:

Due to Officer	$11,785
Accrued Expenses	63,750

Total Current Liabilities	75,535

Stockholders’ Equity (Deficit)

Preferred Stock, Par Value .00001, Authorized 25,000,000 shares, No shares issued at November 30, 2007
Common Stock, Par Value .00001, Authorized 75,000,000 shares, Issued 18,225,814 shares, at November 30, 2007	182
Paid In Capital	202,617
Retained Deficit Since Inception	(270,068)

Total Stockholders’ Equity (Deficit)	(67,269)

Total Liabilities and Stockholders’ Equity	$8,266

The accompanying notes to financial statements are an integral part of these financial statements

ZUMA360 SOFTWARE, INC.
(A Development Stage Company)
STATEMENTS OF OPERATIONS

	For the Period From April 11, 2007 (Inception) To November 30, 2007	Cumulative From April 11, 2007 Inception of development stage

Revenues:	$—	$—

Expenses:
Salaries	63,750	63,750
Compensation expense of stock and stock options	202,799	202,799
General and administrative	3,519	3,519

Net loss from operations	270,068	270,068

Net Loss	$(270,068)	$(270,068)

Basic & Diluted Earnings Per Share	$(0.02)

Weighted Average Shares	17,411,623

The accompanying notes to financial statements are an integral part of these statements.

ZUMA360 SOFTWARE, INC.
(A Development Stage Company)
STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM APRIL 11, 2007 (INCEPTION) TO NOVEMBER 30, 2007

							Paid-In Capital	Cumulative From 11-Apr-07 Inception of development stage

	Preferred			Common
	Shares	Par Value		Shares	Par Value

Balance at April 11, 2007 (inception)	—	$		—	$		$—	$—

April 2007, common stock issued for services	—		—	17,355,814		173	4,827	—

November 2007, common stock issued for services	—		—	870,000		9	43,491	—

Stock option valuation	—		—	—		—	154,299	—

Net loss	—		—	—		—	—	(270,068)

Balance at November 30, 2007		$		18,225,814		$182	$202,617	$(270,068)

The accompanying notes to financial statements are an integral part of these statements.

ZUMA360 SOFTWARE, INC.
(a development stage company)
STATEMENTS OF CASH FLOWS

	For the Period From April 11, 2007 (Inception) To November 30, 2007	Cumulative From April 11, 2007 Inception of development stage

CASH FLOWS FROM OPERATING ACTIVITIES:

Net loss	$(270,068)	$(270,068)

Adjustments used to reconcile net loss to cash used in operating activities:

Compensation expense of stock and stock options issued for services	202,799	202,799

Changes in operating assets and liabilities:

Increase in prepaid expenses	(2,500)	(2,500)
Increase in accrued expenses	63,750	63,750

Net cash used in operating activities	(6,019)	(6,019)

CASH FLOWS FROM INVESTING ACTIVITIES:
Net cash provided by (used in) investing activities	—	—

CASH FLOWS FROM FINANCING ACTIVITIES:

Proceeds from officers advances	11,785	11,785

Net cash provided by financing activities	11,785	11,785

Net increase (decrease) in cash and cash equivalents	5,766	5,766
Cash and cash equivalents, at beginning of period	—	—

Cash and cash equivalents, at end of period	$5,766	$5,766

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Interest	$—	$—
Income Taxes	$—	$—

The accompanying notes to financial statements are an integral part of these financial statements

Zuma360 Software Inc
(A Development Stage Company)
Notes to Financial Statements
November 30, 2007

NOTE 1 - NATURE OF OPERATIONS AND GOING CONCERN

                The accompanying financial statements have been prepared on the basis of accounting principles applicable to a “going concern”, which assume that the Company will continue in operation for at least one year and will be able to realize its assets and discharge its liabilities in the normal course of operations.

                Several conditions and events cast doubt about the Company’s ability to continue as a “going concern”. The Company is a development stage company, and has no source of revenues at November 30, 2007. These factors raise substantial doubt about the Company’s ability to continue as a going concern. Management continues to actively seek additional sources of capital to fund current and future operations. There is no assurance that the Company will be successful in continuing to raise additional capital. These financial statements do not include any adjustments that might result from the outcome of these uncertainties.

Description of the Company

                Zuma360 Software, Inc. (“Zuma”) was incorporated on April 11, 2007 under the laws of the state of Delaware. The Company is engaged in the business of providing a comprehensive suite of state-of-the-art real time 3D animation software (the “Zuma Suite”) addressed to four main markets. These markets are: 3D music visualization, 3D interactive advertising, synchronized 3D multimedia entertainment and 3D gaming experiences. As of November 30, 2007, the Company is in the development stage and has not commenced planned principal operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

                This summary of accounting policies for Zuma360 Software, Inc. (a development stage company) is presented to assist in understanding the Company’s financial statements. The accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Concentration of Credit Risk

                The Company has no significant off-balance-sheet concentrations of credit risk such as foreign exchange contracts, options contracts or other foreign hedging arrangements.

Fair Value of Financial Instruments

                The carrying value of the Company’s financial instruments, including prepaid expenses, accounts payable and accrued liabilities as of November 30, 2007 approximates their fair values due to the short-term nature of these financial instruments.

Earnings (Loss) Per Share

                Basic loss per share has been computed by dividing the loss for the year applicable to the common stockholders by the weighted average number of common shares outstanding during the year. The effect of outstanding common stock equivalents would be anti-dilutive for November 30, 2007 and are thus not considered. At November 30, 2007, there were 1,644,051 outstanding common stock equivalents.

Cash and Cash Equivalents

                The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Pervasiveness of Estimates

                The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions. Such estimates and assumptions may affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Comprehensive income

                The Company has adopted SFAS No. 130, “Reporting for Comprehensive Income”, which establishes standards for reporting and display of comprehensive income, its components and accumulated balances. The Company is disclosing this information on its Statement of Operations. Comprehensive income is comprised of net income (Loss) and all changes to capital deficit except those resulting from investments by owners and distributions to owners.

Stock Options

                The Company has adopted the fair value recognition provisions of Statement of Financial Accounting Standard 123(R) “ Share-Based Payment” (“SFAS 123(R)”). In addition, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 107 “ Share-Based Payment ” (“SAB 107”) in March, 2005, which provides supplemental SFAS 123(R) application guidance based on the views of the SEC. Under SFAS 123(R), compensation cost recognized includes compensation cost for all share-based payments granted beginning January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123(R).

                The Black-Scholes option-pricing model will be used to estimate the option fair values. The option-pricing model requires a number of assumptions, of which the most significant are, expected stock price volatility, the expected pre-vesting forfeiture rate and the expected option term (the amount of time from the grant date until the options are exercised or expire).

                Compensation expense for unvested options granted to non-employees in previous periods is revalued at each period end and is being amortized over the vesting period of the options.

Income Taxes

                The Company accounts for income taxes under the provisions of SFAS No.109, “Accounting for Income Taxes.” SFAS No.109 requires recognition of deferred income tax assets and liabilities for the expected future income tax consequences, based on enacted tax laws, of temporary differences between the financial reporting and tax bases of assets and liabilities.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Recently Issued Accounting Pronouncements

                In February 2006, the FASB issued SFAS No. 155 entitled “Accounting for Certain Hybrid Financial Instruments,” an amendment of SFAS No. 133 (“Accounting for Derivative Instruments and Hedging Activities”) and SFAS No. 140 (“Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”). In this context, a hybrid financial instrument refers to certain derivatives embedded in other financial instruments. SFAS No. 155 permits fair value re-measurement of any hybrid financial instrument which contains an embedded derivative that otherwise would require bifurcation under SFAS No. 133. SFAS No. 155 also establishes a requirement to evaluate interests in securitized financial assets in order to identify interests that are either freestanding derivatives or “hybrids” which contain an embedded derivative requiring bifurcation. In addition, SFAS No. 155 clarifies which interest/principal strips are subject to SFAS No. 133, and provides that concentrations of credit risk in the form of subordination are not embedded derivatives. SFAS No. 155 amends SFAS No. 140 to eliminate the prohibition on a qualifying special-purpose entity from holding a derivative financial instrument that pertains to a beneficial interest other than another derivative. Any difference between the total carrying amount of the components of a bifurcated hybrid financial instrument and the fair value of the combined “hybrid” must be recognized as a cumulative-effect adjustment of beginning deficit/retained earnings.

                SFAS No. 155 is effective for all financial instruments acquired or issued after the beginning of an entity’s first fiscal year that begins after September 15, 2006. Earlier adoption is permitted only as of the beginning of a fiscal year, provided that the entity has not yet issued any annual or interim financial statements for such year. Restatement of prior periods is prohibited.

                In March 2006 FASB issued SFAS 156 ‘Accounting for Servicing of Financial Assets’ this Statement amends FASB Statement No. 140, Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, with respect to the accounting for separately recognized servicing assets and servicing liabilities. This Statement:

1.	Requires an entity to recognize a servicing asset or servicing liability each time it undertakes an obligation to service a financial asset by entering into a servicing contract.

2.	Requires all separately recognized servicing assets and servicing liabilities to be initially measured at fair value, if practicable.

3.	Permits an entity to choose ‘amortization method’ or ‘fair value measurement method’ for each class of separately recognized servicing assets and servicing liabilities.

4.
At its initial adoption, permits a one-time reclassification of available-for-sale securities to trading securities by entities with recognized servicing rights, without calling into question the treatment of other available-for-sale securities under Statement 115, provided that the available-for-sale securities are identified in some manner as offsetting the entity’s exposure to changes in fair value of servicing assets or servicing liabilities that a servicer elects to subsequently measure at fair value.

5.
Requires separate presentation of servicing assets and servicing liabilities subsequently measured at fair value in the statement of financial position and additional disclosures for all separately recognized servicing assets and servicing liabilities.

                This Statement is effective as of the beginning of the Company’s first fiscal year that begins after September 15, 2006.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

                Management does not believe that SFAS No. 155 and No. 156 will have an impact on our financial statements. Other recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the American Institute of Certified Public Accountants, and the SEC did not or are not believed by management to have a material impact on our present or future financial statements included elsewhere herein.

                In September 2006, the FASB issued FAS 157, “Fair Value Measurements.” This standard defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. This statement is effective for financial statements issued for fiscal years beginning after November 15, 2007. The Company does not anticipate that the adoption of this accounting pronouncement will have a material effect on its financial statements.

                In September 2006, the SEC released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements (SAB 108). SAB 108 provides interpretive guidance on the SEC’s views regarding the process of quantifying materiality of financial statement misstatements. SAB 108 is effective for fiscal years ending after November 15, 2006. The Company does not anticipate that the adoption of this accounting pronouncement will have a material effect on its financial statements.

                In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities - Including an amendment of FASB Statement No. 115” (“SFAS 159”). SFAS 159 provides companies with an option to report selected financial assets and liabilities at fair value. SFAS 159’s objective is to reduce both complexity in accounting for financial instruments and the volatility in earnings caused by measuring related assets and liabilities differently. SFAS 159 is effective as of the beginning of an entity’s first fiscal year beginning after November 15, 2007. The Company is currently evaluating the potential impact, if any, that the adoption of SFAS 159 will have on its financial statements.

NOTE 3 – DEVELOPMENT STAGE COMPANY/GOING CONCERN

                The Company has not begun principal operations and as is common with a company in the development stage, the Company has no source of revenues. Continuation of the Company as a going concern is dependent upon obtaining the additional working capital necessary to be successful in its planned activity, and the management of the Company has developed a strategy, which it believes will accomplish this objective through additional equity funding and long term financing, which will enable the Company to operate for the coming year.

NOTE 4 – INCOME TAXES

                As of November 30, 2007, the Company had a net operating loss carry forward for income tax reporting purposes of approximately $115,000 that may be offset against future taxable income through 2027. Current tax laws limit the amount of loss available to be offset against future taxable income when a substantial change in ownership occurs. Therefore, the amount available to offset future taxable income may be limited. No tax benefit has been reported in the financial statements, because the Company believes there is a 50% or greater chance the carry-forwards will expire unused. Accordingly, the potential tax benefits of the loss carry-forwards are offset by a valuation allowance of the same amount.

NOTE 4 – INCOME TAXES (continued)

2006
Net Operating Losses	$115,000
Valuation Allowance	(115,000)

$—

                The provision for income taxes differs from the amount computed using the federal US statutory income tax rate as follows:

2006
Provision (Benefit) at US Statutory Rate	$115, 000
Increase (Decrease) in Valuation Allowance	(115,000)

$—

                The Company evaluates its valuation allowance requirements based on projected future operations. When circumstances change and causes a change in management’s judgment about the recoverability of deferred tax assets, the impact of the change on the valuation is reflected in current income.

NOTE 5 – RELATED PARTY TRANSACTIONS

                As of November 30, 2007, all activities of the Company have been conducted by corporate officers from business offices located in New York State and California. There are no commitments for any operating or capital leases for executive or corporate offices.

                On November 1, 2007, the Company acquired an exclusive, worldwide source code master license to the Zuma Suite from 3dMaxMedia Technologies & Healthcare, Inc. (“3d MaxMedia”) The President of the Company, owns approximately 74% of the issued and outstanding Common Stock of 3d MaxMedia as well as approximately 84% of the issued and outstanding shares of Common Stock and options to purchase common stock of Zuma 360.

                While a related-party transaction, the Board of Directors of the Company believes that the purchase price and royalty terms are fair.

                The principal terms of the license agreement require a one time payment of a license fee of $500,000 and an on-going royalty of 2% of adjusted gross sales up to $2,000,000 and 1% thereafter.

                No payments are required under the license agreement until the Company’s cash and cash equivalents exceed $3,500,000 and the current ratio of the Company exceeds 4:1. Similarly the royalty is not payable unless and until the earnings before interest, taxes, depreciation and amortization is greater than $1,000,000 and the Company’s working capital is greater than $2,000,000.

                During the period from April 11, 2007 (inception) to November 30, 2007, an officer and director has loaned the Company $11,785 to pay general and administrative expenses. The loans are due on demand.

NOTE 6 – STOCK OPTIONS

                On April 11, 2007, the Company adopted the 2007 stock option plan for the grant of options intended to qualify as “incentive stock options” among others. The total number of shares of common stock reserved for issuance under the plan is 5,000,000 shares subject to adjustment in the event of stock split, dividend, recapitalization or other similar capital change. At November 30, 2007 options to purchase 3,316,046 shares of common stock were outstanding under the 2007 plan.

                The Plan is administered by the Board of Director’s, which selects the eligible persons to whom options are awarded, determines the number of shares subject to each option, the exercise price and the period during which options are exercisable. Each option granted under the Plan is evidenced by a written agreement by the Company and the grantee. Grants may be issued to employees (including officers) and directors of the Company as well as to certain consultants and advisors.

                The exercise price for options granted under the plan is required to be no less than the fair market value of the common stock on the date the option is granted, except that options granted to 10% stockholders, are required to have an exercise price of not less than 110% of the fair market value of the Common Stock at the date of grant. Incentive stock options granted have a maximum term of ten years.

                For the period from inception through November 30, 2007, options to purchase 3,316,046 were granted. The Black Scholes option pricing model was used to calculate the fair value of the options granted. During the period from inception through November 30, 2007, the Company recognized compensation expense of $154,299 related to the stock options. The following assumptions were used in the fair value calculations:

                Risk free rate – 4.56%
                Expected term – 4.5 to 7.5 years
                Expected volatility of stock – 150%
                Expected dividend yield – 0%

                The following table summarizes the information with respect to options granted, outstanding and exercisable under the 2007 plan:

Exercise Price	Options Outstanding	Remaining Contractual Life in Years	Average Exercise Price	Number of Options Currently Exercisable

$.05	1,744,186	4	$.05	549,903
$.05	697,674	9	$.05	219,962
$.05	839,186	9	$.05	839,186
$.10	10,000	9	$.10	10,000
$.25	10,000	9	$.25	10,000
$.50	15,000	9	$.50	15,000

NOTE 7 – COMMON STOCK TRANSACTIONS

                The Company was incorporated to allow for the issuance of up to 75,000,000 shares of Common Stock of $.00001 par value. At inception, the Company issued 17,355,814 shares of common stock to its founders for services performed on the Company’s behalf during its formation. This transaction was valued at $5,000.

                In November, 2007, the Company issued 870,000 shares of common stock as follows:

Issued To:	Number of Shares	Expense

Advisory Board	190,000	$9,500
Board of Directors	225,000	$11,250
Consultants and Other Advisors	455,000	$22,750

NOTE 8 - COMMITMENTS

                The Company entered into an employment agreement with its President. The agreement expires in 2010 and is automatically renewable for successive two year periods unless six months written notice is given by either party not to renew the agreement. The agreement calls for a base salary of $6,000 per month until the Company receives $200,000 in equity investments and increases in stages up to $11,000 per month when the Company receives up to $2,000,000 in equity investments.

                The Company has also entered into an employment agreement with its Chief Financial Officer. The agreement expires in 2010 and is automatically renewable for successive two year periods unless six months written notice is given by either party not to renew the agreement. The agreement calls for a base salary of $2,500 per month until the Company receives $200,000 in equity investments and increases in stages up to $6,000 per month when the Company receives up to $2,000,000 in equity investments.

                At November 30, 2007, the Company had accrued salaries of $63,750 related to these agreements.

NOTE 9 – UNCERTAIN TAX POSITIONS

                Effective April 11, 2007, the company adopted the provisions of FASB Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109” (“FIN 48”). FIN 48 prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. For those benefits to be recognized, a tax position must be more-likely-than-not to be sustained upon examination by taxing authorities. The adoption of the provisions of FIN 48 did not have a material impact on the company’s condensed consolidated financial position and results of operations. At November 30, 2007, the company had no liability for unrecognized tax benefits and no accrual for the payment of related interest.

                Interest costs related to unrecognized tax benefits are classified as “Interest expense, net” in the accompanying consolidated statements of operations. Penalties, if any, would be recognized as a component of “Selling, general and administrative expenses”. The Company recognized $0 of interest expense related to unrecognized tax benefits for the period from April 11, 2007 to November 30, 2007. The following describes the open tax years, by major tax jurisdiction, as of November 30, 2007:

United States (a)	2006

(a) Includes federal as well as state or similar local jurisdictions, as applicable.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.  Other Expenses Of Issuance And Distribution

We will be reimbursed for all expenses in connection with the registration and sale of the Units out of the proceeds thereof. All amounts shown are estimates except for the registration fee.

Expense	Amount

Registration Fee	$712
Cost of printing and Engraving	$5,000
Legal fees & expenses	$25,000
Accounting fees & expenses	$10,000
Edgar Filing preparation & fees	$3,000
Transfer Agent fees	$5,000
Miscellaneous	$6,288
Total	$55,000

Item 14.  Indemnification Of Directors And Officers

Our amended and restated certificate of incorporation provides that our directors and officers will be indemnified by us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended. In addition, our amended and restated certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors us to the fullest extent authorized by Delaware law as it now exists or may in the future be amended.

We will enter into agreements with our officers and directors to provide contractual indemnification in addition to the indemnification provided for in our amended and restated certificate of incorporation. We believe that these provisions and agreements are necessary to attract qualified directors. Our bylaws also will permit us to secure insurance on behalf of any officer, director or employee for any liability arising out of his or her actions, regardless of whether Delaware law would permit such indemnification. We intend to purchase a policy of directors’ and officers’ liability insurance that insures our directors and officers against the cost of defense, settlement or payment of a judgment in some circumstances and insures us against our obligations to indemnify our directors and officers.

These provisions may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty. These provisions also may have the effect of reducing the likelihood of derivative litigation against directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. Furthermore, a stockholder’s investment may be adversely affected to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. We believe that these provisions, the insurance, and the indemnity agreements are necessary to attract and retain talented and experienced directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the registrant pursuant to the foregoing provisions, the registrant has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is therefore unenforceable.

Item 15. Recent Sales Of Unregistered Securities.

Since its inception in April 2007, the Registrant has issued unregistered Stock Options to purchase our Common Stock, and shares of our Common Stock, as follows:

Stock Options:

Options Issued to Executive Officers:

In April 2007, we issued 1,744,186 Stock Options exercisable at $0.05 per option to the President & CEO of the Company in connection with the founding of the Company. A compensation expense of US$78,426 is recorded

 In April 2007, we issued 697,674 Stock Options exercisable at $0.05 per option to the Chief Financial Officer of the Company in connection with the founding of the Company. A compensation expense of US$ 33,709 is recorded.

Options Issued to Consultants/Advisors/Programmers: (Option price $0.05)

In July 2007, the Company issued 669,186 Stock options exercisable at $0.05 per option to programming, marketing, technical support consultants.

In August 2007, the Company issued 115,000 Stock options exercisable at $0.05 per option to software, marketing and PR consultants.

In November 2007, the Company issued 25,000 Stock options exercisable at $0.05 per option to one of the board of directors..

In November 2007, the Company issued 30,000 Stock options exercisable at $0.05 per option to a member of the Company’s Advisory Board.

Total Compensation expense of US$40.546 is recorded for the above 839,186 options.

Options Issued to Consultants/Advisors/Programmers: (Option price $0.10 - $0.50)

In August 2007, the Company issued 10,000 Stock options exercisable at $0.25 per Option to a Marketing consultant. A compensation expense of US$ 469 is recorded.

In November 2007, the Company issued 15,000 Stock options exercisable at $0.50 per Option to a Financial Advisor. A compensation expense of US$676 is recorded.

In November 2007, the Company issued 10,000 Stock options exercisable at $0.10 per Option to a software consultant. A compensation expense of US$ 476 is recorded.

Common Stock

At inception, the Company issued 16,309,302 shares to the Founder & CEO of the company in connection with the founding of the company. At inception, the Company issued 1,046,512 shares of common stock to the Chief Financial Officer of the company in connection with the founding of the company. This transaction was valued at $5000.

The company issued an additional 870,000 shares of common stock to other shareholders ( other than the CEO and CFO) with the following break-down:

In November 2007, the Company issued 190,000 shares of common stock to Advisory board members of the Company. This transaction was valued at $9,500.

In November 2007, the Company issued 225,000 shares of common stock to board of directors of the company. This transaction was valued at $11,250.

In November 2007, the Company issued 455,000 shares of common stock to software consultants, programmers and technical advisors to the Company. This transaction was valued at $22,750.

Item 16.  Exhibits and Financial Statement Schedules.

           (a) The following exhibits are filed as part of this Registration Statement:

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation.
3.2	By-laws
4.1	Specimen Unit Certificate
4.2	Specimen of Common Stock Certificate
4.3	Specimen Warrant Certificate
4.4	2007 Stock Option plan
4.5	2007 Shareholder return based Restricted Stock Units Plan
4.6	Warrant Unit Agreement
5.1	Opinion of Stephan Jan Meyers, Esq.
10.1	License Agreement with 3DMaxMedia Technologies & Healthcare, Inc.
10.2	Employment Agreement dated as of April 15, 2007 between Zuma360 Software, Inc. and Srini Vasan.
10.3	Employment Agreement dated as of April 15, 2007 between Zuma360 Software, Inc., and Howard Messer
23.1	Consent of Auditors
23.2	Consent of Stephan Jan Meyers, Esq. (included in Exhibit 5.1).
24	Power of Attorney (included on signature page of this Registration Statement).

Item 17. Undertakings

The undersigned Registrant hereby undertakes:

1.	To file, during any period in which it offers or sells securities, a post-effective amendment to this registration statement to:

i.	Include any prospectus required by Section 10(a)(3) of the Securities Act;

ii.
Reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement; and notwithstanding the forgoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in the volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

iii.	Include any additional or changed material information on the plan of distribution.

2.
For determining liability under the Securities Act, treat each post-effective amendment as a new registration statement of the securities offered, and the offering of the securities at that time to be the initial bona fide offering.

3.	File a post-effective amendment to remove from registration any of the securities that remain unsold at the end of the offering.

4.
For determining liability of the undersigned small business issuer under the Securities Act to any purchaser in the initial distribution of the securities, the undersigned small business issuer undertakes that in a primary offering of securities of the undersigned small business issuer pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned small business issuer will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser:

i. Any preliminary prospectus or prospectus of the undersigned small business issuer relating to the offering required to be filed pursuant to Rule 424.

ii. Any free writing prospectus relating to the offering prepared by or on behalf of the undersigned small business issuer or used or referred to by the undersigned small business issuer;

iii. The portion of any other free writing prospectus relating to the offering containing material information about the undersigned small business issuer or its securities provided by or on behalf of the undersigned small business issuer; and

iv. Any other communication that is an offer in the offering made by the undersigned small business issuer to the purchaser

5.
Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment of the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by the Registrant is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

In accordance with the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S1 and authorized this registration statement to be signed on its behalf by the undersigned, in Srini Vasan, Van Nuys, California on March 7, 2008.

Zuma360 Software, Inc.

(Registrant)

By:	/s/ Srini Vasan

Name:	Srini Vasan
Title:	Chairman and Chief Executive Officer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below on this Registration Statement hereby constitutes and appoints Stephan Jan Meyers with full power to act without the other, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities to sign any and all amendments to this Registration Statement (including post-effective amendments and amendments thereto) and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his substitute or substitutes, may lawfully do or cause to be done by virtue thereof.

In accordance with the requirements of the Securities Act of 1933, this registration statement was signed by the following persons in the capacities and on the dates stated:

Date: March 6, 2008		/s/ Srini Vasan

	Name:	Srini Vasan
	Title:	President, Chief Executive Officer and Director

Date: March 6, 2008		/s/ Howard Messer

	Name:	Howard Messer
	Title:	Chief Financial Officer (Principal Accounting Officer)

Date: March 6, 2008		/s/ David Rudich

	Name:	David Rudich
	Title:	Director

Date: March 6, 2008		/s/ Amitava Sen

	Name:	Amitava Sen
	Title:	Director

Date: March 6, 2008		/s/ Stephen Bradley

	Name:	Stephen Bradley
	Title:	Director

EXHIBIT INDEX

Exhibit Number	Description

3.1	Amended and Restated Certificate of Incorporation.
3.2	By-laws
4.1	Specimen Unit Certificate
4.2	Specimen of Common Stock Certificate
4.3	Specimen Warrant Certificate
4.4	2007 Stock Option plan
4.5	2007 Shareholder return based Restricted Stock Units Plan
4.6	Warrant Unit Agreement
5.1	Opinion of Stephan Jan Meyers, Esq.
10.1	License Agreement with 3DMaxMedia Technologies & Healthcare, Inc.
10.2	Employment Agreement dated as of April 15, 2007 between Zuma360 Software, Inc. and Srini Vasan.
10.3	Employment Agreement dated as of April 15, 2007 between Zuma360 Software, Inc., and Howard Messer
23.1	Consent of Auditors
23.2	Consent of Stephan Jan Meyers, Esq. (included in Exhibit 5.1).
24	Power of Attorney (included on signature page of this Registration Statement).